
ntn

NNUAL REPORT

TN COMMUNICATIONS, INC.



Dear Fellow Shareholders:

Creating a successful business requires a strong product, significant market opportunities, talented people, commitment and execution. The employees and management of NTN believe our Company has these attributes, and we're working hard to create value for our shareholders.

During 2001, NTN executed on two levels. Our Buzztime™ subsidiary, led by President Ty Lam and his development and content teams, strove to complete a cable-delivered version of our trivia game show broadcast that could become one of the first two-way game channels to be deployed on existing digital set-top boxes. Aided by an investment and commitment from partner Scientific-Atlanta, the Buzztime team created a successful application and signed an agreement for its first deployment. Management believes that this iTV initiative could become a business worth multiples of the Company's current valuation over the next four years.

The Buzztime development required capital at a time when the capital lending markets were at their worst in a decade. So we were proud that Mark deGorter, President of the NTN Network®, and his operating team came through by generating the free cash flow necessary to fund Buzztime, delivering the strongest operating results in the history of the Company. In the last nine months of the year, the NTN Network not only generated operating income exceeding the cost of the Buzztime development, but also provided cash in excess of capital investment and interest costs in each of the last nine months of the year. The Company had never posted two successive quarters of such results, even without the funding of a new entity.

As we enter 2002, we remain committed to and excited about the prospects for both operating entities. Buzztime continues to succeed in its pursuit to become the number one iTV game channel in the United States. Its focus is to eventually distribute its game content on all digital platforms in the cable market and to consolidate significant additional game content under its banner. Meanwhile, the NTN Network, expanding on its leadership position in delivering an iTV channel to hospitality locations, is adding new products and services in a commitment to become the dominant provider of front-of-house services to the hospitality market.

As we continue to build on our foundation of technology, content and know-how, we thank the shareholders and customers of NTN for trusting the employees of NTN Communications, Inc. to deliver greater products and value. And I personally thank my fellow NTN employees for their dedication to our product and vision.

Sincerely yours,

Stanley B. Kinsey
Chairman and
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 1-11460

NTN Communications, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**31-1103425** (I.R.S. Employer Identification No.)
5966 La Place Court **Carlsbad, California** (Address of Principal Executive Offices)	**92008** (Zip Code)

(760) 438-7400
(Registrant's telephone number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.005 par value	American Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the common stock held by non-affiliates of Registrant as of February 19, 2002, computed by reference to the closing sale price of the common stock on the American Stock Exchange, was approximately $32,818,084. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 19, 2002, Registrant had 38,681,020 shares of Common Stock outstanding.

Documents Incorporated by Reference

Not Applicable

TABLE OF CONTENTS

PART I

ITEM 1. *Business*

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities, including statements related to our strategic plans, capital expenditures, industry trends and financial position. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "plan," "would" and similar expressions. Forward-looking statements are based on information currently available to us and are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are set forth in this report under the caption "Risk Factors That May Affect Future Results."

General

NTN Communications, Inc., based in Carlsbad, California, develops and distributes interactive entertainment and owns and operates the largest "out-of-home" interactive consumer marketing television network in North America.

We operate our businesses principally through two operating segments: The NTN Network(R) division and Buzztime Entertainment, Inc.(TM) subsidiary ("Buzztime"). The NTN Network operates two interactive television networks: our newer digital network (DITV) introduced in April 1999, to which approximately 95% of our U.S. sites subscribe, and our original DOS-based network, which is primarily broadcast to sites in Canada on behalf of our Canadian licensee. Both networks broadcast daily a wide variety of popular interactive games, advertisements and informational programming to consumers in approximately 3,600 restaurants, sports bars and taverns throughout North America. Buzztime, our 94%-owned subsidiary, was formed in December 1999 to be the ownership entity for our broadcast studio and game content; to develop new multiplayer interactive entertainment content; and to distribute our trivia and live sports "play-along" content to both the NTN Network and new consumer interactive platforms.

Unless otherwise indicated, references herein to "NTN," "we," "us" and "our" include NTN and its consolidated subsidiaries.

Industry Segments

Financial information for each of our business segments for each of the last three fiscal years is contained in the Notes to the Consolidated Financial Statements included in Item 14 of this Form 10-K.

Business Strategy

Our objective is to grow our businesses as a leading developer and distributor of interactive entertainment and communication products and services across several interactive platforms, including our out-of-home network, interactive television ("iTV") and wireless devices. To accomplish our objectives we are pursuing strategies to:

- Increase the number of out-of-home locations serviced by the NTN Network. We intend to accomplish this increase by expanding our product offerings to include more value-added services, adding personnel to our sales force and providing new and updated content on a regular basis.

- Develop and distribute the BUZZTIME trivia channel to cable and satellite operators with the intent to become the first content provider to deploy a live interactive television, sometimes referred to as iTV, entertainment channel. We have adapted or are planning to adapt our interactive trivia game show content and technology to the leading interactive television platforms, to gain market share by partnering with major industry manufacturers and distributors, and to utilize our broadcast interactive television studio as a development and production facility to develop and deepen relationships with media-related companies. We also plan to continue to support our efforts in the early-stage wireless entertainment market through partnerships with leading wireless distributors and carriers.

- Increase revenues through current and new revenue sources. The NTN Network earns subscription revenue from subscribing out-of-home locations and third-party advertising revenue as well as production services and license fee revenue from

Buzztime. We expect to continue generating revenue through these sources and, by growing our customer base, we also expect to see revenue growth in subscription and advertising revenue. Similarly, as Buzztime gains distribution with cable television operators, we expect to increase revenue through three sources: license fees paid by local cable television operators; fees paid by interactive television home subscribers for premium services or pay-per-play transactions; and advertising revenue. Both business units will also be exploring market opportunities to acquire complimentary businesses to increase revenues and earnings.

We have incurred net losses in the last five years and expect to incur losses through at least the end of 2002. Recent losses have been primarily as a result of significant expenditures related to the Buzztime initiatives for which no significant revenues have yet been generated.

The NTN Network

General

The NTN Network is North America's largest "out-of-home" interactive television network. Our unique private network broadcasts a variety of interactive multi-player sports and trivia games from 15 to 17 hours a day, depending on the time zone, 365 days per year to hospitality locations such as restaurants, sports bars, hotels, clubs and military bases totaling approximately 3,600 locations in North America as of February 12, 2002. The NTN Network earns revenue from delivering entertainment content to hospitality locations for a monthly fee, including installation revenue. The NTN Network also generates advertising revenue from third party advertisers on the NTN Network and license fee revenue from our Canadian licensee.

The NTN Network is the only interactive television network that is specifically designed to entertain the out-of-home viewer. Patrons use our hand-held wireless Playmaker devices to interact with trivia and sports games displayed on television screens in the hospitality location. Our content is designed to promote social interaction and stimulate conversation among the patrons. Hospitality locations pay to use our interactive technology and to receive our entertainment broadcast. Our games are broadcast to be easily viewed from a distance of over 15 feet and are not dependent upon audio, so they do not interfere with the location's own sound system or with patrons' conversations.

Independent research confirms that NTN players stay longer, spend more and visit more frequently than non-players, supporting the value proposition to subscribing locations.

In April 1999, we began upgrading the NTN Network by introducing our "Digital Interactive TV" system to replace our decade-old DOS-based system. The DITV system contains many new features, including a Windows-based platform with full-motion video capabilities and high-resolution graphics to allow more compelling content and better advertising opportunities. In addition, we introduced new, more consumer friendly Playmaker(R) wireless game appliances that operate at 900 megahertz to increase transmission range and have a longer battery life. The new Playmakers also feature a larger, eight line LCD screen that displays sports scores and other ticker information and enable electronic, text-based chat between patrons.

Currently, the NTN Network operates two parallel networks to broadcast our interactive game content. The more dynamic DITV digital network has largely supplanted the original DOS-based platform. As of the end of 2001, all but 159 of the U.S. sites had converted to the DITV network. Our Canadian licensee also has not yet converted any of its subscribers to the DITV network. The DITV system provides greater growth and revenue opportunities due to its MPEG full motion video capability, allowing for dynamic presentation of enhanced on-screen interactive game programming and full motion advertising capabilities. The DITV system also features a more robust 900-megahertz Playmaker that facilitates consumer interaction with the network.

Principal Products and Services

Entertainment Programming

The NTN Network broadcasts a variety of sports and interactive trivia games, primarily developed by Buzztime, that entertain and challenge a player's skill and knowledge while creating significant customer loyalty. Our customers, typically casual dining restaurants and sports bars, generally execute a one-year contract to obtain our services and pay a monthly fee ranging from $400 to $800, with an average of approximately $530. Each subscribing hospitality location is furnished with our proprietary equipment, including a customized site server computer, a satellite data-receiving unit (usually a small satellite dish), and an average of 14 Playmakers, which players use to enter their game play selections.

The NTN Network features games licensed pursuant to a perpetual non-exclusive license agreement from Buzztime. We generally broadcast "premium" trivia competitions during weekday evening hours and live interactive sports-oriented play-along games on weekends. Key premium games include the 90-minute game, "Showdown", broadcast every Tuesday evening. For the past three years, our popular "QB1 Predict-the-Play" football game has been the only sports game broadcast on a regular basis, and is available only during the football season. Selected one-time games, such as "Brackets", a prediction game for the college basketball tournament, and "The Annual NTN Awards Show", predicting the live outcome of the Academy Awards, have also been popular. In spring 2002, the network will also launch "The Million Dollar Match" as a seasonal promotional premium game.

During "live" interactive sports and awards programs, players participate in the play-along programs using two television screens. One screen features the live broadcast from the television network (for example, an NFL football game), while the second screen displays the NTN Network program. Participants play the game by entering their selection on the Playmakers, which then transmit a radio signal to the on-site computer. The NTN Network's interactive programming permits players to compete in real-time within each location and to be ranked against players in all locations throughout North America. At the conclusion of each game broadcast, players' scores are calculated and top scores are sent via phone lines to our broadcast center in Carlsbad, California. Within minutes, rankings for each location are tabulated and displayed and rankings and scores for the top locations are transmitted back to all locations via the NTN Network for display. This ranking feature enables each location to create on-premise promotions to increase patron loyalty as well as positioning us to capture national sponsors who want to use the competitions as a promotional tool.

In between these premium and sports games, as part of our daily broadcast, the NTN Network broadcasts 30-minute general interest trivia games which start every half-hour and also include local and national rankings. The programming is created to build a sense of community within each location by providing its customers the opportunity to compete against one another as well as against consumers in other locations across the country. The unique community created through competition, intellectual challenge and personal recognition received by players on the NTN Network encourages patrons to stay longer at locations and return more often, enabling the locations to increase sales.

During the hours the NTN Network is not broadcasting interactive games, we use our broadcast network to transmit sports information as well as NTN Network programming and other relevant information to location employees. We obtain the majority of our sports information (for which we pay a monthly fee) from Sportsticker wire service, which we electronically reformat and retransmit as part of our broadcast to our customers.

Our programming will begin to evolve beyond trivia and play-along sports and entertainment events to include offerings designed to appeal to broader consumer segments and provide additional entertainment value to existing consumers. We have introduced three non-trivia game concepts: BINGO, designed to appeal to a different demographic than typical trivia players; the "Playmaker Zone", a suite of Playmaker-only games; and have also tested live action video concepts to broaden our programming mix. We are also considering adding certain other wireless applications that are relevant to the hospitality industry to our product line. We may add these incremental hospitality products through reseller arrangements or through acquisition.

Advertising

The NTN Network, in a manner similar to the television broadcast medium, sets aside a number of minutes of each broadcast hour for paid advertisements, spots for the NTN Network's competitions and special events, "tune-in spots" promoting the NTN Network programming schedule, and public service announcements.

The NTN Network allocates 14 minutes each hour for advertising spots, promotional spots and "tune-in spots." Each spot is designed to be 15 seconds in length for a total of 56 spots per hour, and, if necessary, we can broaden the commercial units to 30 seconds to accommodate advertiser campaigns. We can insert advertising messages into our interactive sports and trivia programming at any number of specific locations. Further, we have the capability to broadcast advertising messages over the NTN Network to all of our customers or customize messages for broadcast to a specific customer location or to several locations. Sponsorships of programs are also available and provide advertisers with specific premium exposure within a sponsorship program.

Of the 56 available spots per hour, we reserve 28 for national advertisers with 20 additional spots reserved for regional advertisers that are priced on a supply versus demand basis. Using audience estimates and our regular, non-discounted rates, we have approximately $32.2 million in annual inventory to support national and regional advertising. The remaining eight spots are offered to the individual site for local promotion and direct revenue opportunity. However, we may discount the advertising rates by as much as 25%. In 2001, we sold approximately $1.0 million in national and regional advertising primarily to companies in the wine, beer and spirits category, as well as in the entertainment and automotive categories. We believe more opportunities exist to build business with these and other advertisers.

Distribution

We develop and produce original programming at our facilities in Carlsbad, California for distribution to our sites. Our facilities are equipped with video, satellite and communications equipment, and our proprietary "I.C.E. Box" multimedia site server computers. We can provide simultaneous transmission of up to 16 live events for interactive play and a multitude of interactive games and other programs, allowing distribution of different programs to customers in different geographical locations.

We use either satellite or Internet service providers to distribute our programming to our customers. We are not dependent upon either service because there are several other providers that offer similar services. We endeavor to use the most effective and least expensive multiple data transmission techniques to distribute data from our facilities to customers.

We have granted an exclusive license to NTN Interactive Networks, a Canadian company, to conduct all business relating to our content and hardware products throughout Canada. We currently distribute programming from our broadcast center to approximately 500 hospitality locations in Canada on behalf of our licensee.

We also granted an exclusive license to eBet Limited, an Australian company, to distribute our games in commercial establishments and other public places throughout Australia and New Zealand via eBet Limited's own licensed network. Our Australian licensee currently broadcasts to approximately 20 hospitality locations.

Marketing

We market our services to potential hospitality customers primarily through advertising in national industry trade periodicals, national and regional industry trade shows, telemarketing, direct mail and direct contact through our field representatives. All sales prospects are organized and tracked through shared database software and managed through our regional-based sales management organization utilizing direct salespersons in key markets combined with independent representatives who sell, service and support the hospitality industry in markets outside major metropolitan areas.

To generate and maintain consumer demand, we schedule and run ongoing promotions, player, and location-based competitions on a local, regional, national and international basis (through our licensees). These competitions are scheduled nightly as part of the NTN Network trivia programming and throughout the NFL football season.

In addition to delivering a highly desirable entertainment seeking demographic group through network advertising, the NTN Network provides value-added marketing tools for the advertiser. *Omni*Poll, our interactive research polling tool, utilizes the Playmaker and information on the screens to acquire both broad and discrete demographic and psychographic information regarding consumer's attitudes, awareness and purchase intent for network sponsors' products and services. In addition, by combining the data available through our database, we can provide a complete interactive marketing communications solution that incorporates brand exposure, on-site promotion, quantitative and qualitative research and follow-up communication via email.

Frequent Player Program

Another core element to our marketing is our *PlayersPlus*-(R) frequent player program. The NTN Network's *PlayersPlus* frequent player club, numbering over 1.1 million current members, offers advertisers an effective tool for market research and direct marketing. *Players Plus* members join by entering their name, address, zip code and identification number into a Playmaker, which is then captured at our broadcast center. Members earn points each time they play and also may have a chance to win prizes in the monthly *Players Plus* sweepstakes. Points earned by Players Plus members have no cash or redemption value. Sponsors are capable of receiving feedback through interaction with customers in the form of customer surveys on the NTN Network or via email.

Our research indicates that players place a high value on recognition for achievement and game play prowess. Achieving higher point levels earns the *PlayersPlus* member a higher status within the NTN Network rankings. We broadcast the leading player names and rankings within their home location and provide network-wide national exposure as well, which supports higher player satisfaction levels and repeat game play.

Based on a study we conducted in December 2000, 18% of these registered players engage in our network games everyday, 32% play once or twice a week, and 12% play once or twice a month. To further support our growth objectives, we are currently expanding database capabilities that will enable cross promotion between all NTN interactive platforms, whether they are in or out of the home. As an example of this focus, we are enhancing our corporate web site, www.ntn.com, to provide expanded services for customers including site statistical information on game play, direct point-of-sale/marketing material ordering, special services and employee contests and information regarding special events, programming and promotions. To keep NTN players engaged, the site will feature player profile updates, special "game within game" competitions, news, information and a "site-finder" to enable consumers to find the nearest NTN Network location while traveling.

We are enhancing *PlayersPlus* to increase data mining capabilities by enabling registration of more players and increasing our database of names, email addresses and demographic information. We use this information to expand direct marketing opportunities, as well as no-cost internal research for new product development, new game concepts and player satisfaction studies.

Raw Materials

Each system installed at a hospitality location is assembled from off-the-shelf components available from a variety of sources, except for the Playmakers. We are responsible for the installation and maintenance of each system. Our current Playmaker is a hand-held, 900-megahertz radio frequency device used to enter choices and selections by players and is manufactured by Climax Technology, Ltd., a non-affiliated manufacturer in Taiwan. Before conversion to the DITV network, we had previously experienced problems in the performance of our 49-megahertz Playmaker device. In an effort to address these equipment function problems, we developed and introduced the current 900-megahertz Playmaker. The new device has proven more reliable than the previous Playmaker.

The servers we maintain to store and distribute our online services include:

- Web servers. These servers are used to connect the user to our web sites.
- Login and registration servers. These servers allow a user to register and/or log in to our web sites.
- Game servers. These servers execute the games and collect user statistics from our web site.
- Backend servers. These servers receive the data from the game servers and update the players' database, including producing reports on the game results and other statistical information.
- Database servers. These servers host the player, game schedule and accounting databases.

Seasonality

Our business has some seasonal elements. While we bill revenue monthly as service is provided to customers, three factors increase our revenues in the second half of the year over the first half. First, sales of new locations have traditionally been higher in the summer and early fall months compared to the rest of the year. Second, existing customers pay an incremental amount for our QB1 Predict the Play football game and order additional Playmakers to meet their patrons' demands to play that game. Third, we typically gain additional advertising customers that want to participate in our football-oriented broadcasts.

The hospitality industry has historically experienced a relatively high business failure rate. That factor combined with change in ownership and non-renewal of contracts leads to a loss of a certain amount of our customers each year. We refer to this collective loss of customers as "churn." Our historical churn experience has also been seasonal in that the percentage of churn has been highest following the completion of the NFL season in February, although churn occurs in all months. During our operating history, approximately 18% to 30% of the existing NTN Network customers at the beginning of a year have churned by the end of that year. We believe the introduction of the new digital network and 900 megahertz Playmakers have reduced the churn rate. The churn rate of 18% for 2001 was the lowest in our history and represents a 2% improvement over 2000, which was 20% in the aggregate.

Significant Customers

Our customers are diverse and varied in size as well as location. We are not dependent on any one customer. We do not have any individual customer, including chain locations, who accounted for 10% or more of our consolidated revenues in 2001, 2000 or 1999.

Backlog

We historically have not had a significant backlog at any time because we normally can deliver and install new systems at hospitality locations within the delivery schedule requested by customers (generally, within two to three weeks).

Competition

Pay-to-play, single-player interactive games from Merit Industries, Inc., Incredible Technologies, Inc. and uWink, Inc.—all of whom offer coin-operated stand-alone game machines—compete minimally with NTN in the entertainment category. However, this form of entertainment lacks the unique, live, multi-player aspect of NTN Network games and requires fees to play. Although we have few direct competitors in this area, we do compete for total entertainment dollars in the marketplace such as live musicians and karaoke. Other forms of entertainment provided in public eating and drinking establishments include music-based systems and cable and pay-per-view television. However, informal feedback provided by customers indicates that patrons are inclined to stay longer and consume more food and beverage when NTN Network interactive games are offered as the main source of entertainment. Accordingly, NTN Network customers generally tend to view these services as a profit generator rather than a cost center.

Buzztime Entertainment, Inc.

General

Buzztime Entertainment, Inc., our 94%-owned subsidiary, was incorporated in the state of Delaware in December 1999 with the intent of creating new revenue from distributing NTN's content library to several interactive consumer platforms, with a primary focus on interactive television. Buzztime specializes in real-time, mass-participation games and entertainment that are produced specifically for interactive television including BUZZTIME, the interactive trivia channel for cable television and satellite television services. We manage the world's largest trivia game show library from our interactive television broadcast studio where we also produce our live, Predict the Play interactive television sports games and real-time viewer polls.

In 2001, Buzztime received an investment from Scientific-Atlanta, Inc., a leading manufacturer of cable set-top boxes. We plan to introduce the BUZZTIME trivia channel on Scientific-Atlanta cable systems beginning in the Spring of 2002. In November 2001, we signed a Letter of Understanding ("LOU") with Susquehana Cable ("SusCom") to deploy the BUZZTIME channel to SusCom's digital subscribers in the first quarter of 2002. In addition, Buzztime remains the primary content provider to the NTN Network and currently works with leading companies such as the National Football League, National Hockey League, Nickelodeon, Warner Brothers, Airborne Entertainment and others to bring consumers real-time interactive entertainment..

Principal Products/Services and Distribution

Buzztime specializes in real-time, mass-participation games and entertainment that are produced specifically for interactive television yet also work on other interactive platforms such as the Internet and mobile devices. There are three categories of Buzztime content: live, interactive trivia game shows which are broadcast on the hour, quarter hour or half hour; real-time predictive TV play-along sports games where viewers predict certain strategic events while viewing live sports television broadcasts; and live viewer polls which can be broadcast in conjunction with a live televised event.

Interactive Sports Game Programs:

Play-Along Games — Interactive games played in conjunction with live, televised events. Games include the following:

Game	Description
QB1(R); Predict the Play Football™	NFL licensed interactive strategy game played in conjunction with live telecasts of college and professional football games
NTN PowerPlay ®; Predict the Play Hockey ™	Real-time interactive strategy game played in conjunction with live televised hockey games
NTN Diamondball®; Predict the Play Baseball ™	Real-time interactive strategy game played in conjunction with live televised baseball games

Fantasy Games — Fantasy league games played in conjunction with sporting events or rotisserie leagues. Games include the following:

Game	Description
Brackets(TM)	Basketball or hockey tournament prediction game
Football Challenge(TM)	Weekly selection of winners of college and professional football games
Survivor(R)	Weekly single elimination prediction game for professional football

Interactive Trivia Game Programs:

Premium Trivia Games — Promotion-oriented weekly game shows that generally require 1-2 hours of participation. Prizes are awarded to the top finishers, except where prohibited by law. Games include the following:

Game	Description
Passport	Travel trivia
Playback(TM)	Music trivia
Showdown(R)	Advanced trivia challenge
SportsIQ(TM)	Weekly sports trivia game
Sports Trivia Challenge(R)	Advanced sports trivia covering multiple topics
Spotlight(TM)	Entertainment and media-based trivia game (movies, music)
Glory Daze(TM)	Trivia game focused on baby boomer topics
SIX(TM)	Six categories of trivia in one game
Restore Order (TM)	A game asking players to put answers in proper order
fling ™	Interactive compatibility test

Trivia Games — General-themed, standard games typically one-half hour in length. Games include the following:

Game	Description
Brain Buster(R)	Interactive trivia game covering esoteric topics
Countdown(R)	Interactive trivia game using word plays
Topix(TM)	Theme-driven trivia game played under controlled timing
Wipeout(TM)	Interactive trivia game eliminating incorrect answers
Nightside(R)	Adult-oriented trivia
Sports Trivia(R)	General trivia game covering sports topics
Retroactive(TM)	Pop-culture trivia with 60's, 70's and 80's content
Football Weekend Roundup(TM)	Football trivia game
Abused News(R)	Humorous trivia game focused on headline news
Appeteasers(TM)	Shorter version of humorous general trivia game
Jukebox(TM)	Music trivia based on category selected by player
Triviaoke(TM)	Music trivia game
Get Reel(TM)	Movie trivia
PasTimes(TM)	History trivia
SciFiles(TM)	Science fiction trivia
Kids Trivia ™	Kids trivia game featuring children's topics
Bach to Rock™	Music trivia
Tube Topics ™	Television trivia
Red Carpet Q&A	Entertainment trivia
Diamondball Trivia ™	Baseball trivia
Sports Trivia	Sports trivia
Hut, Hut, Huh?™	Football trivia
Rink Think™	Hockey trivia
Reel Knowledge™	Movie trivia
Swish!™	Basketball trivia

Custom Games — Interactive games for simultaneous broadcast with live telecasts.

Game	Description
NTN Awards Show(TM)...	Interactive game played in conjunction with the Academy Awards Show
NTN Draft Show(TM).......	Interactive game played in conjunction with the annual NFL draft

Classic Games — Interactive games available to players at subscribing locations to our digital network.

Game	Description
Bingo..	Interactive version of the classic game

Distribution

Buzztime has entered into and extended distribution agreements as follows:

Interactive Television

Buzztime entered into a multiyear development, licensing and marketing agreement with Scientific-Atlanta in June 2001. The agreement calls for Scientific-Atlanta to provide development and marketing resources to develop and promote the BUZZTIME trivia channel specifically for their digital set-top boxes. In return, we will pay to Scientific-Atlanta a portion of any licensing revenue received from cable operators distributing the BUZZTIME trivia channel during the first five years after launch of the service.

Our LOU with SusCom provides the BUZZTIME trivia channel for their cable systems. The LOU calls for SusCom to distribute the BUZZTIME channel to each of its digital subscribers and to pay us a monthly license fee per subscriber.

Buzztime entered into an agreement with WebTV Networks, Inc. for integration of the Buzztime trivia content into the WebTV Network product. The one-year agreement, which expired September 2001, gave Web TV subscribers access to Buzztime's trivia games via a customized Buzztime website.

Wireless

In December 2000, we entered into a licensing and promotion agreement with Sprint PCS for the purpose of testing its trivia game shows in the wireless consumer market. In October 2001, we cancelled the agreement.

In August 2001, we entered into a licensing and marketing agreement with Airborne Entertainment, Inc. whereby Airborne is responsible for hosting, distributing and marketing our content on wireless carriers in the United States. We receive a portion of the revenue derived from distribution of our game content against a guaranteed license fee. Airborne has exclusive wireless distribution rights to the Buzztime branded trivia games.

Internet

In October 2000, Buzztime entered into a two-year licensing and promotion agreement with Yahoo! Inc., a leading global Internet communications, commerce and media company for integration of our trivia game content into the Yahoo! games application which is accessible via the Yahoo! Games area within their website. As part of the agreement, Buzztime receives promotional links within Yahoo! Games which are used to promote NTN Network locations and the BUZZTIME interactive television channel.

In July 2000, we entered into an agreement with Warner Brothers Online for development, design and implementation of a 24-hour trivia game powered by our proprietary game engine to run continuously on the WB Online Network. In addition, the agreement provides that we produce a minimum of four premium online games per month. The agreement renewed for an additional term to expire on April 15, 2002.

Marketing

Our current marketing efforts are concentrated on the cable television industry to build awareness and distribution. Once the BUZZTIME channel has launched within cable and satellite systems, we will add consumer-marketing efforts. Our intent is to take advantage of BUZZTIME's early market advantage by securing trial agreements with as many large cable operators as possible. Once each trial has successfully concluded, we intend to negotiate carriage and licensing agreements with the cable operators. As distribution of the BUZZTIME channel increases, we will offer to sell premium and pay-to-play services to the players and advertising and marketing opportunities to marketing companies. Our business model is supported by strong market demand for compelling content on emerging interactive television platforms and the proven success of our content on existing platforms such as the NTN Network and mobile telephones.

The adoption of interactive television services in the home will be key to revenue growth, penetration of Buzztime content into the cable operators and the ability to charge either the player/subscriber or the cable operator for receiving the BUZZTIME interactive television channel. We expect to sell advertising under a standard cable television model once the content is exposed to a critical mass of interactive television viewers.

Raw Materials

For media platforms such as cable television, wireless platforms and online services, we distribute our programs to the recipients who maintain their own receiving, translation and re-broadcasting equipment. Accordingly, we currently have no raw materials or equipment needs for these customers beyond our own back-end servers. Because the interactive television technology is still under development by numerous software and hardware companies, it is not clear at this time whether Buzztime's application will require additional hardware for interactive television installation by each cable operator.

Competition

On a broad basis, the consumer has, and will continue to have, many options in the in-home entertainment market from which to choose. Our interactive television offering will compete for a share of total home entertainment dollars against broadcast television, pay-per-view and other content offered on cable and satellite television. We will also compete with other programming available to consumers through the Internet and online services such as America Online.

Cable television, in its various forms, provides consumers the opportunity to make viewing selections from 30 to over 100 free and pay channels, thus limiting the amount of time devoted to any particular channel. To those consumers who enjoy watching game shows, the offerings are plentiful from the networks and the cable programmers. Shows like Jeopardy and Wheel of Fortune, and those offered 24 hours per day on cable interactive television Game Show Network, are expected to continue to draw audiences. For the most part, television is currently a passive medium, and does not offer the viewer the opportunity to participate in its programming, and even less frequently does it offer programming designed for interactive participation. Buzztime's offering will differ from most television game programs in two major ways: it will allow the home consumer to truly interact with the game shows via their remote control and it will allow the home player to actually receive a "score" and be ranked both locally and nationally, on screen for all players to see, in each game. We believe this is a compelling characteristic that will draw players to the Buzztime offering.

The in-home online/Internet game sites will also compete with Buzztime's interactive television channel. Dozens, if not hundreds, of these sites offer either trivia game play or similarly styled social, non-violent game play such as board or card games, games of chance, and strategy games. Internet and online providers, such as America Online, can provide literally thousands of options for content and entertainment. The number of Internet game sites competing for consumers' attention has proliferated in recent years, and we expect the competition to continue to intensify. We believe that our principal competitive factor is that by offering our games almost solely in the cable space on digital set top boxes, Buzztime will attract and retain a large and broad player audience that is different from the Internet/online audiences. Being on televisions in consumer homes has long been considered the premium opportunity for game play, and we are becoming one of the first game companies to be able to deliver content in that medium. Because Internet and online services are either confined to a site's subscriber base or found by only a subset of the game audience, interaction among viewers is limited to the particular program as offered only on the specific online service.

Finally, competition within the interactive television space comes from three or four existing game providers that are also seeking to provide games on digital set top boxes, either as single play or networked games. These competitors include Two-way TV, PlayJam (owned by OpenTV), GameWorld, and ZAQ. We believe we have several key advantages over these companies. First, most of these competitors can only offer stand-alone single player games on current set-tops. Second, those that do allow competition with others have no trivia channel in their offerings, and we believe trivia game shows will be one of the most popular games. Third, several require additional software, or middle-ware, to run. And, finally, none that we are aware of has a direct relationship with set-top box manufacturer that gives the product a technical endorsement.

Licensing, Trademarks, Copyrights and Patents

Our sports games make use of simultaneous telecasts of sporting events. Where we have a license with a sporting league, we are also permitted to utilize the trademarks and logos of national teams and leagues in connection with the playing of an interactive game.

We are party to a license agreement with the NFL. The NFL agreement grants us data broadcast rights to conduct interactive games on the NTN Network in conjunction with the broadcast of NFL football games, for which we pay the NFL a flat royalty independent of revenues billed to subscribers by the NTN Network in connection with QB1 play. In August 2001, we renewed our license agreement with the NFL through August 6, 2003.

We keep confidential as trade secrets the software used in the production of our programs. The hardware used in our operations is virtually off-the-shelf, except for the Playmakers. We own copyrights to all of our programs and software. In addition to the registration of the trademark for QB1, we have either received, or have applied for, trademark protection for the names of our other proprietary programming, to the extent that trademark protection is available for them. Our intellectual property assets are important to our business and, accordingly, we maintain a program directed to the protection of our intellectual property assets.

Government Contracts

We provide our broadcast services through the NTN Network to a small number of government agencies, usually military base recreation units. However, the number of government customers is small compared to our overall customer base. Contracts with government agencies are provided under substantially the same terms and conditions as to other corporate customers.

Research and Development

During 2001, 2000 and 1999, we incurred approximately $101,000, $430,000, and $842,000, respectively, related to research and development projects, including projects performed by outside consultants. In 2001, our research and development efforts related to digital network and wireless and interactive applications.

We have developed enhancements to our interactive software including a migration to a Windows-based platform and continued research into new and enhanced graphics. We continuously evaluate various methods of transmitting our programs and services. Research and development is also underway to migrate the current network technology to off-the-shelf Internet technology. By doing so, we can more easily integrate third party content, technology and hardware solutions into our network systems.

There is no assurance that we will successfully complete current or planned development projects or will do so within the prescribed time parameters and budgets. There can be no assurance, furthermore, that a market will develop for any product successfully developed.

Acquisitions and Divestitures

In April 1999, we acquired the assets and rights to certain technology, hardware and video games used in the Internet game business from Sikander, Inc. We paid $40,000 in cash and issued a promissory note to Sikander for the assets. The technology acquired from Sikander enabled us to link the users on our existing network to players on coin-operated or pay-per-play Internet stations at other remote locations. We are currently not making use of this technology and wrote down the value of the assets to zero in 2000.

In 1994, we formed IWN, Inc., which served as the general partner of IWN L.P., a limited partnership engaged in the development of interactive technology for gaming applications. IWN, Inc. has no business or operations apart from its service as the general partner of IWN L.P. In August 1999, the assets of IWN L.P., which included its interactive wagering technology and a 25% interest in eBet Online Limited, were sold to eBet for $1,227,000 in cash and 4,000,000 shares of eBet common stock. eBet is a publicly traded company listed on the Australian Stock Exchange. IWN, Inc. and IWN, L.P. remain as legal entities, but they are not engaged in any business activities. We sold the assets of IWN, L.P. in June 1999 in an effort to focus on our two core business segments.

In June 2001, we entered into a contribution agreement with Buzztime, effective retroactively to January 1, 2001, whereby we contributed some of our assets to Buzztime. The assets contributed to Buzztime included the interactive trivia game show libraries, the play along sports game libraries and related technology and intangible assets.

Further, in June 2001, we entered into a licensing and marketing agreement with Buzztime, effective retroactively to January 1, 2001, whereby Buzztime granted us an exclusive, royalty-free, perpetual license to the game libraries and related technology for distribution to the commercial market. Buzztime will continue to provide us with new game content created during the ordinary course of business, as well as maintenance and upgrades to existing content and related technologies, during the next five years. This obligation is subject to a termination right at the option of Buzztime, upon one year's prior notice to us. In addition, Buzztime will continue to produce Predict the Play applications for the NTN Network during the next five years. Pursuant to the terms of the agreement, the NTN Network will promote Buzztime during broadcasts of Buzztime programming on the NTN Network as long as Buzztime continues to supply new game content for distribution by us. Buzztime shall promote the NTN Network to the best of its ability in the consumer market, including interactive television and wireless devices.

Government Regulations

The cost of compliance with federal, state and local laws has not had a material effect upon our capital expenditures, earnings or competitive position to date. On June 16, 1998, we received approval from the Federal Communications Commission for our new 900 megahertz Playmakers. The 900-megahertz Playmaker is an integral component of our new digital network.

Employees

As of February 19, 2002, we employ approximately 142 people on a full-time basis and 11 people on a part-time basis, and also utilize independent contractors for specific projects. None of our employees are represented by a labor union, and we believe our employee relations are satisfactory.

ITEM 2. ***Properties***

We lease approximately 39,000 square feet of office and warehouse space at 5966 La Place Court, Carlsbad, California for our corporate headquarters and broadcast center. In July 2001, a new five-year lease for the property commenced upon expiration of the prior lease term that expired in June 2001. We sublease approximately 11,600 square feet of this office space to WinResources Computing, Inc. In February 2001, we entered into a new sublease agreement with WinResources Computing, Inc. that expires in June 2003.

Our lease for approximately 3,600 square feet of warehouse space near our corporate headquarters expired in December 2001 and our lease for approximately 2,900 square feet of additional office space adjacent to our corporate headquarters expired in June 2001.

We also lease approximately 1,253 square feet of additional office space located in San Francisco. This lease expires in April 2005. We sublease this space for approximately the same amount as our monthly rent. That sublease expires in April 2005. We also lease approximately 660 square feet of additional office space in Northern California. This lease expires in April 2002.

ITEM 3. ***Legal Proceedings***

We are subject to litigation from time to time in the ordinary course of our business. There can be no assurance that any or all of the following claims will be decided in our favor and we are not insured against all claims made. During the pendency of such claims, we will continue to incur the costs of our legal defense. Other than set forth below, there is no material litigation pending or threatened against us.

Dorman v. NTN Communications, Inc.

In February 1998, an action entitled Dorman vs. NTN Communications, Inc. was filed in the Superior Court of San Diego County for the State of California alleging a fraud and negligent misrepresentation claim based upon purported omissions from our filings with the Securities and Exchange Commission. In March 1999, the court granted our motion for summary judgment in the Dorman matter and, on May 13, 1999, denied plaintiff's motion for new trial. On August 20, 1999, plaintiffs filed an appeal of the summary judgment in the Fourth Appellate District of the Court of Appeals for the State of California. The Court of Appeals reversed the Superior Court's decision and sent the case back to the Superior Court. On May 3 and 4, 2001, the parties participated in a mediation with a court-appointed mediator during which the parties reached an agreement to settle the litigation. Pursuant to the settlement, we paid to Dorman the sum of $42,000 which was fully covered by insurance.

Interactive Network, Inc.

We have been involved as a plaintiff or defendant in various previously reported lawsuits in both the United States and Canada involving Interactive Network, Inc. We have reached a resolution with Interactive Network of all pending disputes in the United States and agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties. There remain two lawsuits involving us, our unaffiliated Canadian licensee and Interactive Network, which were filed in Canada in 1992. The litigation involves licensing and patent infringement issues. These actions affect only the operations of our Canadian licensee and do not extend to our operations in the United States or elsewhere. In January 2002, plaintiffs submitted a request to the Federal Court of Canada, Trial Division, in accordance with the court-ordered deadline, for assignment of a pre-trial conference date in May 2002.

Steven M. Mizel, et. al

On February 22, 2002, a shareholder class action and derivative complaint was filed in San Diego County Superior Court for the State of California by Steven M. Mizel on behalf of himself and all of our shareholders naming Robert M. Bennett, Esther L. Rodriguez, Barry Bergsman, Stanley B. Kinsey, Gary H. Arlen, Vincent A. Carrino and James B. Frakes as defendants with NTN Communications as nominal defendant. The Mizel action alleges breach of fiduciary duty by defendants in connection with NTN's rejection of a proposal by a corporation to purchase all of the outstanding shares of our common stock, as announced publicly on February 21, 2002. Plaintiffs request the court issue an injunction requiring defendants to fully and fairly negotiate the highest possible offer to purchase NTN, award attorney's fees, and grant such other relief as the court may find just and proper. We believe this action is without merit and we intend to vigorously contest this action.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted for a vote by security holders during the fourth quarter of the fiscal year ended December 31, 2001.

PART II

ITEM 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Our common stock is listed on the American Stock Exchange ("AMEX") under the symbol "NTN." Trading of our redeemable common stock purchase warrants listed under the symbol "NTN/WS," commenced on the AMEX in February 1998 and expired on February 20, 2001. Set forth below are the high and low sales prices for the common stock and warrants as reported by the AMEX for the two most recent fiscal years:

	Common Stock		Warrants	
	Low	High	Low	High
2000				
First Quarter	$ 2.5000	$ 6.5000	$ 2.7500	$ 5.5000
Second Quarter	$ 1.9375	$ 4.3750	$ 1.1250	$ 3.3750
Third Quarter	$ 2.1875	$ 3.1250	$ 0.7500	$ 2.2500
Fourth Quarter	$ 0.5625	$ 2.5000	$ 1.5000	$ 0.0630
2001				
First Quarter	$ 0.5000	$ 1.2000	$ 0.0200	$ 0.0300
Second Quarter	$ 0.4500	$ 0.9300	$ —	$ —
Third Quarter	$ 0.6400	$ 0.9100	$ —	$ —
Fourth Quarter	$ 0.5900	$ 0.9300	$ —	$ —
2002				
First Quarter (through 2/19/02)	$ 0.7800	$ 0.8500	$ —	$ —

On February 19, 2002, the closing price for our common stock as reported on the AMEX was $0.79. As of February 19, 2002, there were approximately 1,429 holders of common stock.

To date, we have not declared or paid any cash dividends with respect to our common stock, and the current policy of our Board of Directors is to retain earnings, if any, after payment of dividends on the outstanding preferred stock to provide for our growth. Consequently, no cash dividends are expected to be paid on our common stock in the foreseeable future. Pursuant to the terms of our line of credit, we may not pay or declare dividends without the prior written consent of the lender.

In December 2001, the holders of the senior subordinated convertible notes agreed to convert $2 million of the outstanding principal into approximately 1,639,000 shares of common stock at $1.22 per share and we agreed to increase the interest rate on the remaining principal amount outstanding on the notes to 8% per year. We expensed non-cash debt conversion costs of approximately $189,000 related to this transaction. The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Securities Act.

ITEM 6. ***Selected Financial Data***

The following selected financial data should be read in conjunction with the financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this document. The selected financial data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 is derived from our audited financial statements.

STATEMENT OF OPERATIONS DATA
(in thousands, except per share data)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Total revenue	$ 22,559	$ 22,048	$ 23,748	$ 24,194	$ 25,861
Total operating expenses	25,493	30,249	27,549	27,641	38,668
Operating loss	(2,934)	(8,201)	(3,801)	(3,447)	(12,807)
Other income (expense), net	(807)	(940)	1,303	1,654	350
Loss from continuing operations	(3,741)	(9,141)	(2,498)	(1,793)	(12,457)
Income taxes	—	—	—	—	—
Loss before cumulative effect of accounting change	(3,741)	(9,141)	(2,498)	(1,793)	(12,457)
Cumulative effect of accounting change	—	(448)	—	—	—
Minority interest in loss of consolidated subsidiary	85	—	—	—	—
Net loss	$ (3,656)	$ (9,589)	$ (2,498)	$ (1,793)	$ (12,457)
Accretion of beneficial conversion feature of preferred stock	—	—	—	(758)	—
Net loss available to common shareholders	$ (3,656)	$ (9,589)	$ (2,498)	$ (2,551)	$ (12,457)
Basic and diluted net loss per common share:					
Continuing operations	$ (.10)	$ (.28)	$ (.09)	$ (.10)	$ (0.55)
Cumulative effect of accounting change	—	(.01)	—	—	—
Net loss	$ (.10)	$ (.29)	$ (.09)	$ (.10)	$ (0.55)
Weighted-average shares outstanding	36,755	33,206	28,470	26,078	22,696

BALANCE SHEET DATA
(in thousands)

	December 31,				
	2001	2000	1999	1998	1997
Total current assets	$ 4,218	$ 5,808	$ 6,387	$ 8,131	$ 8,390
Total assets	13,380	18,822	17,287	16,767	20,271
Total current liabilities	4,178	4,915	5,466	5,731	8,373
Total liabilities	9,614	14,740	15,066	8,442	11,545
Total minority interest	855	—	—	—	—
Shareholders' equity	2,911	4,082	2,221	8,325	8,726

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operation***

General

The following management's discussion and analysis of financial condition and results of operations discussion should be read in conjunction with the consolidated financial statements provided under Part II, Item 8 of this Annual Report on Form 10-K.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities, including statements related to our strategic plans, capital expenditures, industry trends and financial position. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "plan," "would" and similar expressions. Forward-looking statements are based on information currently available to us and are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are set forth in this report under the caption "Risk Factors That May Affect Future Results."

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to deferred costs and revenues, depreciation of broadcast equipment and other fixed assets, bad debts, investments, intangible assets, financing operations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. We record deferred costs and revenues related to the costs and related installation revenue associated with installing new customer sites. Based on Staff Accounting Bulletin 101 ("SAB 101"), we amortize these amounts over an estimated three-year average life of a customer relationship. If a significant number of our customers leave us before the estimated life of each customer is attained, amortization of those deferred costs and revenues would accelerate, which would result in net incremental revenue. We incur a relatively significant level of depreciation expense in relationship to our operating income. The amount of depreciation expense in any fiscal year is largely related to the estimated life of handheld, wireless Playmaker devices and computers located at our customer sites. If our Playmakers and servers turn out to have a longer life, on average, than estimated, our depreciation expense would be significantly reduced in those future periods. Conversely, if the Playmakers and servers turn out to have a shorter life, on average, than estimated, our depreciation expense would be significantly increased in those future periods. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We do not have any of the following:

- Off-balance sheet arrangements
- Certain trading activities that include non-exchange traded contracts accounted for at fair value.
- Relationships and transactions with persons or entities that derive benefits from any non-independent relationship other than the related party transactions discussed in *ITEM 13. Certain Relationships and Related Transactions.*

Background

Our business is developing and distributing interactive entertainment. We operate our businesses principally through two operating segments: the NTN Network and Buzztime. The NTN Network operates two interactive television networks: our original DOS-based network and our digital network introduced in April 1999. Both networks broadcast daily a wide variety of popular interactive games, advertisements and informational programming to consumers in approximately 3,600 restaurants, sports bars and taverns throughout North America. Buzztime, our 94%-owned subsidiary, was formed in December 1999 to distribute our trivia and live sports "play-along" content to new consumer interactive platforms and continue to develop new multiplayer interactive entertainment content.

Revenues generated and operating income (loss) by segment by our two business segments are illustrated below. The segment data presented below includes allocations of corporate expenses.

	Years Ended December 31					
	2001		2000		1999	
Revenues						
NTN Network	$ 22,382,000	99%	$ 21,406,000	98%	$ 22,250,000	96%
Buzztime	159,000	1%	540,000	2%	983,000	4%
Total	$ 22,541,000	100%	$ 21,946,000	100%	$ 23,233,000	100%
Operating Income (Loss)						
NTN Network	$ 372,000		$ (2,162,000)		$ (1,446,000)	
Buzztime	(3,306,000)		(6,039,000)		(2,305,000)	
IWN	—		—		(50,000)	
Total	$ (2,934,000)		$ (8,201,000)		$ (3,801,000)	

NTN Network revenues are generated primarily from broadcasting content and advertising to customer locations. The direct costs associated with these revenues include the cost of installing the equipment at the customer location, marketing visits, technical service, freight, telecommunications, sales commission, parts, repairs, and depreciation of the equipment placed in service and materials.

Buzztime revenues are generated primarily from advertising and production services. The direct costs associated with these revenues are license fees and server hosting fees.

NTN Network revenues increased 5% in 2001 over 2000 as hospitality subscription revenues increased by approximately $796,000 due to an increase in the number of sites and the average billing rate per site. This increase was also due to amortization of previously deferred fees for installation, training and setup. NTN Network revenues decreased 4% in 2000 over 1999 primarily due to the implementation of SAB 101, which resulted in a reduction of revenue of $844,000. Excluding the impact of SAB 101, NTN Network revenues would have increased by less than 1%.

Buzztime revenues decreased 71% in 2001 over 2000 due to the expiration of advertising contracts. Buzztime revenues decreased 45% in 2000 over 1999 due to a reduction in the fees earned from America Online of $600,000 from a contract that expired on December 1, 1999.

NTN Network operating income increased $2.5 million in 2001 over 2000 primarily due to a $976,000 increase in revenues, which in turn, was due to an increase in the number of sites and the average billing rate per site and to a decrease in operating expenses that arose out of general cost cutting measures that have been implemented in 2001 compared to 2000.

NTN Network operating loss was $0.7 million higher in 2000 over 1999, due to the implementation of SAB 101 which resulted in a decrease to operating income of $1.1 million, offset by a decrease in operating expenses as less sites were installed in 2000 compared to 1999.

Buzztime operating loss was $2.7 million lower in 2001 over 2000. Operating expenses decreased as the focus on Buzztime initiatives shifted from the Internet web site to interactive television.

Buzztime operating loss was $3.7 million higher in 2000 over 1999. Selling, general and administrative expenses increased due to a strengthened focus on Buzztime initiatives as a result of increased technology personnel costs related to the Internet web site Buzztime.com and other web and interactive television initiatives.

Results of Operation

Following is a comparative discussion by fiscal year of the results of operation for the three years ended December 31, 2001. We believe that inflation has not had a material effect on the results of operations for the periods presented.

Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

Operations for 2001 resulted in a net loss of $3,656,000 compared to net loss of $9,589,000 for 2000. The operating results for 2001 included non-cash debt conversion costs of $189,000 related to the conversion of $2,000,000 on the convertible senior subordinated notes. The operating results for 2000 also included the implementation of SAB 101 related to the recognition of installation, training and set up revenues, which resulted in a reduction in revenues of $845,000, an increase in related expenses of $282,000 and the cumulative effect on prior years of approximately $448,000. It also includes a charge for the impairment of assets for certain web development costs and Internet game stations equipment, license and related goodwill in the amount of $1,362,000.

Revenues

NTN Network revenues increased $976,000, or 5%, to $22,382,000 in 2001 from $21,406,000 in 2000. Hospitality subscription revenues increased by approximately $862,000 due to an increase in the number of sites and the average billing rate per site. During 2001, approximately 697 sites were installed. This increase was also due in part to installation, training and setup revenue which increased approximately $438,000 due to an increase in amortization of previously deferred fees. Other production revenues of approximately $83,000 were recorded in 2001. Included in NTN Network revenues are revenues from our Canadian licensee totaling $1,263,000 in 2001 and $1,266,000 in 2000. In 2001, the NTN Network generated revenue of approximately $1,0000,000 in national and regional advertising, comprised primarily of companies in the wine, beer and spirits category compared to approximately $1,400,000 in 2000.

Buzztime service revenues decreased 71% to $159,000 in 2001 from $540,000 in 2000. The decrease was due to expiration of advertising contracts.

Other revenue decreased 82% to $18,000 in 2001 from $102,000 in 2000.

Operating Expenses

Direct operating costs of services decreased $2,222,000, or 20%, to $8,876,000 in 2001 from $11,098,000 in 2000. This is primarily due to a decrease in depreciation and amortization of approximately $1,184,000 due to our DOS-based network equipment being fully depreciated by June 2000. That decrease was partially offset by an increase in depreciation for capitalized broadcast equipment associated with the digital network. Communication charges decreased by approximately $586,000 due to technical changes made in 2000 and a change in vendors during the second half of 2001. Freight expenses decreased by approximately $148,000 due to 545 less installations of the digital equipment and less incoming shipments of Playmakers in 2001. Advertising and network commissions also decreased approximately $590,000 partially as a result of our decision to transition advertising sales in-house. Playmaker repairs increased by approximately $335,000 in 2001 due to the expiration of warranties on some of the Playmakers. At December 31, 2001 there were approximately 3,106 digital and DOS sites compared to 2,963 sites at December 31, 2000.

Selling, general and administrative expenses decreased $728,000, or 5%, to $14,342,000 in 2001 from $15,070,000 in 2000. Selling, general and administrative expense in 2001 included a decrease in payroll and related expenses of approximately $189,000 relating to a decrease in the number of employees. Consulting expenses decreased approximately $427,000 due to hiring of fewer consultants for technology and Buzztime during 2001. Stock-based compensation decreased $566,000 due to the impact of marking warrants to market, in accordance with variable accounting, and awards granted and fully expensed in 2000. Supplies, printing costs and seminars decreased approximately $261,000 due to general cost cutting measures and fewer new employees in 2001. Various other expenses decreased due to general cost cutting measures that have been implemented. Marketing expenses increased approximately $260,000 due to an effort to increase site count and to introduce new games in 2001. Bad debt expense increased $325,000 due to reassessment of the allowance in 2000 and increased collections in 2000, which lowered bad debt expense in the prior period compared to 2001.

Litigation, legal and professional fees decreased $11,000, or 2%, to $463,000 in 2001 compared to $474,000 in 2000.

Depreciation and amortization not related to direct operating costs decreased $104,000, or 6%, to $1,711,000 in 2001 from $1,815,000 in 2000 due to certain assets becoming fully depreciated.

As the focus of Buzztime changed to other interactive initiatives, impairment charges totaled $1,362,000 in 2000 due to the write-off of certain web development costs for the Internet web site Buzztime.com and Internet game station assets, license and related goodwill on the basis that the assets are not recoverable through future cash flows.

Research and development expenses decreased $329,000, or 77%, to $101,000 in 2001 from $430,000 in 2000. The current period expenses resulted from our research and development efforts related to the digital network and interactive television initiatives. In 2000, our research and development efforts related to the digital network and Internet initiatives. This $329,000 decrease was largely due to the cessation of our Internet initiatives in late 2000.

Interest expense decreased $285,000, or 25%, to $846,000 in 2001, compared to $1,131,000 in 2000, due to the expiration of various capitalized leases, the decrease in the interest rate on our convertible senior subordinated notes from 7% to 4% during the period January 2001 through November 2001 and to lower outstanding balances on our line of credit in 2001. The conversion of half of the principal outstanding of our convertible senior subordinated notes in December 2001 will have no impact on interest expense in 2002 as we agreed to double the interest rate from 4% to 8% on the remaining half.

Year Ended December 31, 2000 as Compared to the Year Ended December 31, 1999

Operations for 2000 resulted in a net loss of $9,589,000 compared to a net loss of $2,498,000 in 1999. The operating results for 2000 include the implementation of SAB 101 related to the recognition of installation, training and set up revenues, which resulted in a reduction in revenues of $845,000, an increase in related expense of $282,000 and the cumulative effect on prior years of approximately $448,000. It also includes a charge for the impairment of assets for certain web development costs and Internet game stations equipment, license and related goodwill in the amount of $1,362,000. The operating results for 1999 included a gain of $2,254,000 related to the sale of the assets of our wholly-owned subsidiary, IWN, L.P., to eBet Limited for $1,227,000 in cash and 4,000,000 shares of eBet Online stock.

Revenues

Total revenues decreased $1,700,000, or 7%, to $22,048,000 in 2000 from $23,748,000 in 1999. This occurred primarily due to decreases in NTN Network revenues, America Online fees, equipment sales and other revenues, which were partially offset by an increase in Buzztime service revenues.

NTN Network revenues decreased $844,000, or 4%, to $21,406,000 in 2000 from $22,250,000 in 1999. This decrease is primarily due to an accounting policy change in revenue recognition under SAB 101, which decreased revenue by $845,000. Excluding the impact of SAB 101, NTN Network revenue would have increased by less than 1%. During 2000, approximately 1,300 digital systems were installed. Included in NTN Network revenues are revenues from our Canadian licensee totaling $1,266,000 in 2000 and $1,292,000 in 1999. NTN Network revenues also include advertising fees. In 2000, we generated revenue of $1,400,000 in national and regional advertising, comprised primarily of companies in the wine, beer and spirits category compared to $892,000 in 1999.

Buzztime service revenues increased $157,000, or 41%, to $540,000 in 2000 from $383,000 in 1999. The increase was due to new advertising contracts in 2000.

America Online fees were zero in 2000 compared to $600,000 in 1999. America Online fees relate to the fees paid by America Online in connection with an exclusive agreement whereby we provided trivia content in exchange for a fee. There are no direct costs related to these fees. Our contract with America Online expired on December 1, 1999, at which time a new contract was signed, under which we did not generate revenue from America Online. Under the terms of the new nonexclusive contract, we had access to America Online's 25 million subscribers allowing promotion of the Buzztime web site on several America Online channels. The new contract with America Online expired on November 30, 2000.

Equipment sales were zero in 2000 compared to $84,000 in 1999. This decrease was due to the conclusion of the recognition of deferred revenue associated with prior equipment sale-leasebacks in 1999. Equipment sales are sales of our broadcast equipment to customers and foreign licensees. Prior to 1999, we sold equipment to our customers at their option.

Other revenue decreased $329,000, or 76%, to $102,000 in 2000 from $431,000 in 1999. Other revenue in 1999 included $302,000 of revenue recorded by IWN, Inc. Due to the sale of the IWN assets in August 1999, no such revenue was recorded in 2000.

Operating Expenses

Direct operating costs of services decreased $71,000, or 1%, to $11,098,000 in 2000 from $11,169,000 in 1999. Excluding the increase in expenses related to the SAB 101 adjustment of $282,000, direct cost of services decreased 3% to $10,816,000. This is due to a decrease in depreciation and amortization of approximately $706,000 due to the DOS-based network equipment being fully depreciated by June 2000, which is offset by an increase in depreciation for the capitalized purchases of broadcast equipment associated with the digital network. Installation fees, sales commissions and freight expense decreased an aggregate of approximately $371,000 due to approximately 200 fewer installations in 2000 compared to 1999. Technical site service and Playmaker repairs decreased an aggregate of $497,000 due to fewer repairs needed on the newer digital broadcast equipment. At December 31, 2000 there were approximately 2,598 digital sites installed compared to 1,493 sites at December 31, 1999. These decreases were offset by an increase in Internet service provider charges of approximately $248,000 due to additional services needed to support the digital network compared to the DOS-based network. Advertising commissions also increased approximately $287,000 partly due to an increase in advertising revenue and also due to the recognition of non-refundable advances upon cancellation of a contract. License fees increased approximately $219,000 due to the renewed contract with the NFL, which was approximately $50,000 more in fees than in 1999, and also due to the reversal of an accrued liability and the related expense in 1999 of $180,000 in relation to a legal settlement. Hosting fees increased approximately $360,000 due to the development of Buzztime.com in 2000. Miscellaneous parts expense increased by approximately $139,000 due to additional repairs needed on intelligent data receiver cards and due to less conversions of sites to the digital network compared to 1999. Some of the parts for DOS-based equipment were reused on the digital network, which lowered costs for parts in 1999.

Selling, general and administrative expenses increased $1,460,000, or 11%, to $15,070,000 in 2000 from $13,610,000 in 1999. Selling, general and administrative expense in 2000 included an increase in payroll and related expenses of approximately $2,467,000 relating to an increase in the number of employees for the development and launch of the Internet web site, interactive television and wireless applications. Office lease expense increased approximately $149,000 due to additional space leased for the sales offices in Carlsbad and San Francisco and warehouse space in Carlsbad. Stock based compensation increased approximately $393,000 due to the issuance of options and warrants to employees and non-employees. These increased expenses were offset by a decrease in equipment leases of approximately $684,000 due to the expiration of the leases in 1999. Consulting expenses decreased approximately $148,000 due to Year 2000 remediation efforts in 1999 offset by an increase in consultants for technology and Buzztime. Marketing expenses decreased approximately $374,000 due to additional expenses incurred in 1999 to promote the digital network. Additionally, bad debt expense decreased approximately $304,000 due to improved collections.

Litigation, legal and professional fees decreased $84,000, or 15%, to $474,000 in 2000 compared to $558,000 in 1999 due to additional expense recorded in 1999 for the settlement of litigation.

Depreciation and amortization not related to direct operating costs increased $445,000, or 32%, to $1,815,000 in 2000 from $1,370,000 in 1999 due to increased purchases of computer equipment and software placed in service in 2000.

As the focus of Buzztime changed to other interactive initiatives, impairment charges totaled $1,362,000 in 2000 due to the write-off of certain web development costs for the Internet web site Buzztime.com and Internet game station assets, license and related goodwill on the basis that the assets are not recoverable through future cash flows.

Research and development expenses decreased $412,000, or 49%, to $430,000 in 2000 from $842,000 in 1999. The current period expenses result from our research and development related to the next generation of the digital network, wireless and interactive applications and Internet stations. In 1999, our research and development efforts related to the second generation of the digital network, Internet stations, and future Internet web sites.

Interest expense increased $81,000, or 8%, to $1,131,000 in 2000 from $1,050,000 in 1999 primarily due to interest expense recorded for additional capitalized leases acquired in 2000 and interest on the revolving line of credit.

Liquidity and Capital Resources

At December 31, 2001, we had cash and cash equivalents of $1,296,000 and working capital (current assets in excess of current liabilities) of $40,000 compared to cash and cash equivalents of $2,188,000 and working capital of $893,000 at December 31, 2000. Net cash provided by operations was $1,482,000 in 2001 and $404,000 in 2000. Our net loss from operations was more than offset by depreciation, amortization and other non-cash charges in both years.

Net cash used in investing activities was $1,228,000 in 2001 and $7,570,000 in 2000. Included in net cash used in investing activities in 2001 were approximately $1,271,000 in capital expenditures, software and web site development, which were partially offset by a reduction in deposits on equipment of $43,000.

Net cash used in financing activities was $1,146,000 in 2001 compared to net cash provided by financing activities of $8,310,000 in 2000. The cash used in financing activities in 2001 included $576,000 of principal payments on capital leases, $25,000 in principal payments on a note payable, and $1,440,000 of net payments on the revolving line of credit. The net cash used in financing activities was offset by $93,000 of proceeds from the exercise of stock options and warrants and by $1,000,000 raised by Buzztime in a preferred stock offering, which, in turn, was partially counterbalanced by issuance costs of $59,000 and by issuance costs of $139,000 related to capital raised in November 2000.

Contractual Cash Obligations

A table recapping our contractual cash obligations is presented below:

	Payments Due by Period		
Contractual Obligation	**Less than 1 year**	**1-3 years**	**4-5 years**
Revolving line of credit	$ —	$ 2,479,000	$ —
Capital lease Obligations	217,000	117,000	8,000
Operating leases	550,000	1,153,000	825,000
Other long-term obligations	—	12,000	—
Total	$ 767,000	$ 3,761,000	$ 833,000

The convertible senior subordinated notes are not included in the table as they are convertible into NTN common stock at maturity.

Convertible Senior Subordinated Notes

As of December 31, 2001, we had outstanding convertible senior subordinated notes of $2,000,000, payable February 1, 2003 and bearing interest at 8% per year. The notes permit us to convert up to the full principal amount into shares of our common stock at maturity at a conversion price of $1.275 per share. In addition, if our common stock closes above $2.50 for more than 20 consecutive trading days, we can force conversion of the notes at $1.275 per share. If we default under the notes, the holders of the convertible notes could declare the entire outstanding principal amount and all accrued and unpaid interest immediately due and payable in full.

The convertible senior subordinated notes were originally issued in January 2001 for a principal amount of $4,000,000 and carried an interest rate of 4% in exchange for our outstanding 7% convertible senior subordinated notes of $3,987,000 payable on February 1, 2001. Effective on December 11, 2001, we agreed to permit the holders of the notes to convert $2,000,000 of the outstanding principal amount into shares of our common stock at a conversion price of $1.22 per share in order to increase our stockholder equity. As a result, the holders received an aggregate amount of 1,639,344 shares of our common stock. In connection with the conversion, we agreed to increase the interest rate on the remaining outstanding principal of the convertible notes was increased to 8% from 4% per year.

Revolving Line of Credit

In August 1999, we entered into an agreement with Coast Business Credit for a revolving line of credit not to exceed $4,000,000. Interest is charged on the outstanding balance at a rate equal to the prime rate plus 1.5% per annum, but cannot be less than 9% per annum. The line of credit is secured by substantially all of our assets. Total loan fees of $120,000 were payable in three annual installments and are being amortized over the life of the loan, which originally matured on August 31, 2002.

Our revolving line of credit agreement with Coast Business Credit was amended in May 2001. The line of credit provides for borrowings not to exceed the lesser of (i) a designated maximum amount, (ii) three times trailing monthly collections, or (iii) three times annualized trailing adjusted EBITDA. The amendment called for a gradual reduction in the line from $4,000,000 on April 1, 2001 to $2,750,000 on December 31, 2001. We completed that pay down process on December 31, 2001. As of December 31, 2001, we had $271,000 available under the revolving line of credit. Our availability under the revolving line of credit may be further reduced if our monthly collections or operating income falls below certain levels.

The amendment to our revolving line of credit in May 2001 also allowed equity raised by us to be added to the EBITDA calculation and permit us to exclude the effect of SAB 101 for 2000. The May 2001 amendment also required us to raise $1,000,000 in equity by June 30, 2001, maintain a minimum cash level of $400,000 each month and limited our cash burn to not more than $1,000,000 from April 1, 2001 onward without receiving additional equity. The maturity date on the line of credit was also moved forward by two months to June 30, 2002 as part of the May 2001 amendment. The investment in Buzztime by an affiliate of Scientific-Atlanta in June 2001 satisfied the $1,000,000 equity requirement.

On February 25, 2002, we further amended our revolving line of credit. The amendment extended the expiration date of the revolving line of credit to June 30, 2003. The amendment also requires further line reductions of $250,000 each on June 30, 2002, January 31, 2003, and on March 31, 2003. The amendment deleted our minimum tangible effective net worth financial covenant and replaced it with two cash flow–oriented covenants. In return for the extension, Coast Business Credit will receive a loan fee of $40,000 on July 1, 2002.

Investment in Buzztime

On June 8, 2001, an affiliate of Scientific-Atlanta invested $1,000,000 in Buzztime for 636,943 shares of its preferred stock, representing 6% of Buzztime's capitalization on an as-converted basis, and warrants to obtain an additional 159,236 shares of its preferred stock. Each share of Buzztime preferred stock is initially convertible into one share of Buzztime common stock and entitled to a non-cumulative dividend of 8%, if, when and as declared by Buzztime's board of directors.

In connection with the investment, Buzztime entered into a development, license and marketing agreement with Scientific-Atlanta to co-develop an application to enable operation of a Buzztime interactive trivia game show channel on Scientific-Atlanta's Explorer digital interactive set-top network for distribution by cable operators to their subscribers. The $1,000,000 in net proceeds may only be used towards development of the application for Scientific-Atlanta and fulfillment of Buzztime's obligations under the development agreement.

We granted Scientific-Atlanta the right to exchange its shares of Buzztime preferred stock into shares of NTN common stock if (i) Buzztime does not obtain additional equity financing of $2,000,000 before June 8, 2002, (ii) the liquidation, dissolution or bankruptcy of Buzztime before June 8, 2002, (iii) the failure of Buzztime to conduct a qualified public offering by June 8, 2004, or (iv) a change in control of Buzztime before June 8, 2002. The exchange price will be the 20-day average closing price of NTN's common stock immediately preceding the date Scientific-Atlanta gives notice of its intent to exercise its rights.

The exercise price of the Scientific-Atlanta warrants is $1.57 per share. However, the warrants vest in 10% increments only as cable system operators sign on for the Buzztime game show channel.

Future Financing Needs

Our requirements for additional financing in 2002 will depend upon the growth of our two business segments. In a low growth scenario (for example, net site growth of 100 sites in the NTN Network and a number of commercial trials of the Buzztime initiative), utilization of our existing line of credit is expected to be sufficient to cover our financing requirements. If we face more rapid growth in either or both segments, then we will require additional financing in 2002. If we are unsuccessful in obtaining financing, some initiatives relating to those higher growth opportunities may have to be curtailed or deferred. We may not be able to obtain additional financing on terms favorable to us or at all.

We are also considering adding to our product line certain other wireless applications that are relevant to the hospitality industry. We may add these incremental hospitality products through reseller arrangements or through acquisition. Our limited capital resources may prevent us from making such an acquisition on a cash basis.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. The adoption did not have a material impact on our financial condition or our results of operations at January 1, 2002.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

We are required and plan to adopt the provisions of SFAS No. 143 during the quarter ending March 31, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. We currently do not expect SFAS No. 143 to have a material impact.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, *Goodwill and Other Intangible Assets*.

We are required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions during the quarter ending March 31, 2002. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on our financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on our financial statements.

Risk Factors That May Affect Future Results

Our business, results of operation and financial condition could be adversely affected by a number of factors, including the following:

We have experienced significant losses and we expect to incur significant net losses in the future.

We have a history of significant losses, including net losses of $3,656,000 in 2001, $9,589,000 in 2000 and $2,498,000 in 1999 and an accumulated deficit of $76,890,000 as of December 31, 2001. We expect to incur significant operating and net losses for the next four quarters due primarily to our continued development of Buzztime.

Our limited liquidity and capital resources may constrain our ability to operate and grow our business.

At December 31, 2001, our current assets exceeded our current liabilities by approximately $40,000. We currently have a revolving line of credit agreement, which provides for borrowings of up to $2,750,000 and which expires on June 30, 2003. Our availability under the revolving line of credit may be reduced if our monthly collections or operating income falls below certain levels. As of December 31, 2001, the maximum of $2,750,000 was available to us and approximately $2,479,000 was outstanding under the line. The maximum amount of the line of credit will be subsequently reduced to $2,500,000 on June 30, 2002, $2,250,000 on January 31,

2003, and $2,000,000 on March 31, 2003. The line of credit is secured by substantially all of our assets. Our liquidity and capital resources remain limited and this may constrain our ability to operate and grow our business. Any reduction in availability under our revolving line of credit may further constrain our liquidity.

We will require additional financing to implement our plan to significantly expand the digital network and to develop Buzztime into a leading content provider for interactive television platforms. Our requirements for additional financing in 2002 will depend upon the growth of our two business segments. In a low growth scenario (for example, net site growth of 100 sites in the NTN Network and a number of commercial trials of the Buzztime initiative), utilization of our existing line of credit is expected to be sufficient to cover our financing requirements. If we face more rapid growth in either or both segments, then we will require additional financing in 2002. If we are unsuccessful in obtaining financing, some initiatives relating to those higher growth opportunities may have to be curtailed or deferred. We may not be able to obtain additional financing on terms favorable to us or at all. If we receive additional equity financing, it could be dilutive to our stockholders.

We do not comply with the American Stock Exchange guidelines and may be delisted or suspended from trading.

AMEX has published a set of continued listing guidelines that it follows to determine whether an AMEX-listed company should be allowed to continue the trading or listing of its securities on the exchange. Under these guidelines, AMEX will consider suspending or "delisting" a company's securities from the exchange if it has sustained operating or net losses in its five most recent fiscal years and if shareholders' equity falls below $4.0 million. We incurred a net loss of $3,656,000 in 2001, representing our seventh consecutive year of losses. As such, we are technically not in compliance with the continued listing guidelines of AMEX. Our equity is approximately $2,911,000 at December 31, 2001 and is expected to decrease with anticipated losses in 2002.

In January 2002 we received correspondence from AMEX indicating that, despite the fact that NTN does not currently meet the guidelines, AMEX will continue the listing of our common stock pending periodic reviews by AMEX of our quarterly and annual SEC filings and certain other financial information. Our most recent meeting with AMEX officials was in March 2001. To date, AMEX has not taken any action regarding delisting. Still, our common stock may not remain listed on AMEX or any other exchange or quotation system in the future. If our common stock is delisted from AMEX, spreads can often be higher for securities traded on the over-the-counter market and the execution time for orders may be longer. Thus, removing our stock from AMEX may result in decreased liquidity by making the trading of our stock less efficient.

We are currently involved in litigation matters that could materially impact our profitability.

We are involved in two pending lawsuits in Canada, both involving Interactive Network, Inc. Both NTN and Interactive Network have asserted claims involving patent infringement and validity and certain other proprietary rights. In January 2002, plaintiffs submitted a request to the Federal Court of Canada, Trial Division, in accordance with the court-ordered deadline, for assignment of a pre-trial conference date in May 2002. The request is currently pending with the court. These actions affect only the operations of our Canadian licensee and do not extend to our operations in the United States or elsewhere.

On February 22, 2002, a shareholder class action and derivative complaint was filed in San Diego County Superior Court for the State of California by Steven M. Mizel on behalf of himself and all of our shareholders naming Robert M. Bennett, Esther L. Rodriguez, Barry Bergsman, Stanley B. Kinsey, Gary H. Arlen, Vincent A. Carrino and James B. Frakes as defendants with NTN Communications as nominal defendant. The Mizel action alleges breach of fiduciary duty by defendants in connection with NTN's rejection of a proposal by a corporation to purchase all of the outstanding shares of our common stock, as announced publicly on February 21, 2002. Plaintiffs request the court issue an injunction requiring defendants to fully and fairly negotiate the highest possible offer to purchase NTN, award attorney's fees, and grant such other relief as the court may find just and proper. We believe this action is without merit and we intend to vigorously contest this action.

The foregoing claims may not be decided in our favor and we are not insured against claims made. During the pendency of these claims, we will continue to incur the costs of our legal defense.

New products and rapid technological change may render our operations obsolete or noncompetitive.

If we do not compete successfully in the development of new products and keep pace with rapid technological change, we will be unable to achieve profitability or sustain a meaningful market position. The interactive entertainment and game industry is becoming highly competitive and subject to rapid technological changes. We are aware of other companies that are introducing interactive game products on interactive platforms that allow players to compete across the nation. Some of these companies may have substantially greater financial resources and organizational capital than we do, which could allow them to identify emerging trends. In addition, changes in customer tastes may render our network, its content and our technology obsolete or noncompetitive.

The emergence of new entertainment products and technologies, changes in consumer preferences and other factors may limit the life cycle of our technologies and any future products and services we develop. Accordingly, our future performance will depend on our ability to:

- identify emerging technological trends in our market;
- identify changing consumer needs, desires or tastes;
- develop and maintain competitive technology, including new product and service offerings;
- improve the performance, features and reliability of our products and services, particularly in response to technological changes and competitive offerings; and
- bring technology to the market quickly at cost-effective prices.

We may not be successful in developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. Such products and services may not gain market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.

We may sell equity interests in Buzztime to third parties, which could result in the loss of control of Buzztime or devaluation of our equity interest in Buzztime.

In June 2001 we sold a 6% interest in Buzztime to an affiliate of Scientific-Atlanta, a leading cable television set-top box manufacturer. We believe there may be divergent investment preferences between the strategies pursued by the NTN Network and Buzztime and may decide in the future to continue to raise additional financing by issuing and selling equity interests in Buzztime to third parties. To enhance the ability of Buzztime to raise such financing, we have previously contributed and may contribute in the future some of our assets to Buzztime in order to allow the development of a distinct identity that we believe is necessary for it to effectively grow as a separate concern. These assets include our extensive trivia game show library and our interactive play-along sports games and related intangible assets.

From an operational standpoint, we could lose control in Buzztime. If we lose control, Buzztime may no longer provide adequate support and resources for content and programming for the NTN Network affecting the ability of the NTN Network to continue its operations. From a financial viewpoint, we could undervalue the stock of Buzztime when selling it to third parties or undervalue assets transferred to Buzztime and this could devalue your holdings in NTN, because we would not receive the fair value for our interest in Buzztime.

If our intellectual property does not adequately protect our proprietary rights and intellectual property, our business could be seriously damaged.

We rely on a combination of trademarks, copyrights and trade secret laws to protect our proprietary rights in some of our products. Furthermore, it is our policy that all employees and consultants involved in research and development activities sign nondisclosure agreements. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Our competitors may also challenge or circumvent our proprietary rights. If we have to initiate or defend against an infringement claim in the future to protect our proprietary rights, the litigation over such claims could be time-consuming and costly to us, adversely affecting our financial condition.

If we fail to manage our growth effectively, we may lose business and experience reduced profitability.

Continued implementation of our business plan requires an effective planning and management process. Our anticipated future growth will continue to place a significant strain on our management systems and resources. If we are to grow successfully, we must:

- improve our operational, administrative and financial systems;
- expand, train and manage our workforce; and
- attract and retain qualified management and technical personnel.

We may be liable for the content we make available on the Internet.

We make content available on our web sites and on the web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence or copyright or trademark infringement. We could also be exposed to liability for third party content accessed through the links from our web sites to other web sites. We may incur costs to defend ourselves against even baseless claims, and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure may require us to spend substantial resources and may limit the attractiveness of our services to users.

If our chief executive officer leaves us, our business may be adversely affected.

Our success greatly depends on the efforts of our chief executive officer. Our ability to operate successfully will depend significantly on his services and contributions. Our business and operations may be adversely affected if he were to leave. In January 2001, we extended his employment agreement through October 6, 2002.

Risks Associated with Interactive Television

Our prospects for growth depend on our implementation and use of our new digital network.

Our digital network, introduced in April 1999, has been installed in approximately 2,947 subscriber locations in the United States as of December 31, 2001. An additional 159 locations in the United States and approximately 500 locations in Canada continue to subscribe to the original DOS-based NTN Network. We currently plan to continue operating our original NTN Network and the digital network in the United States concurrently. Our immediate prospects for growth depend, in part, on our ability to add new product offerings and our sales effort.

The interactive gaming and entertainment industry is highly competitive.

The entertainment business is highly competitive. We compete with other companies for total entertainment related revenues in the marketplace. Our network programming competes generally with broadcast television, direct satellite programming, pay-per-view, other content offered on cable television, and other forms of entertainment. Furthermore, certain of our competitors have greater financial and other resources available to them. With the entrance of motion picture, cable and television companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. In January 1999, The Walt Disney Company introduced interactive programming broadcast in conjunction with live sporting and other events, which competes directly with our programming. We do not know of any direct impact on our operations to date.

We also compete with other content and services available to consumers through online services. Moreover, the expanded use of online networks and the Internet provide computer users with an increasing number of alternatives to video games and entertainment software. With this increasing competition and rapidly changing factors, we must be able to compete on technology, content and management strategy. If we fail to provide the quality services and products, we will lose revenues to other competitors in the entertainment industry.

We depend on a single supplier of Playmakers®.

We currently purchase our 900-megahertz Playmakers from Climax Technology Co. Ltd., an unaffiliated Taiwanese manufacturer. We are currently soliciting bids for the manufacture of our Playmakers. Unless and until we succeed in establishing additional manufacturing relationships, we will continue to depend on our current sole source supplier of Playmakers. If we lose our supplier, our growth will slow until an alternative supplier is identified.

Communication failures with our subscriber locations could result in the cancellation of subscribers and a decrease in our revenues.

We rely on both satellite and telephone systems to communicate with our subscriber locations. Interruption in communications with our subscriber locations under either system could decrease customer loyalty and satisfaction and result in a cancellation of our services. We are continually reviewing alternative telephone service providers and establishing contingency plans; however, such alternative providers and contingency plans have not been finalized.

We transmit our data to our hospitality customer sites via PanAmSat's Galaxy IIIR ("GIIIR") satellite. We were notified by the reseller through which we contract this service that PanAmSat's GIIIR satellite experienced a failure of its primary Satellite Control Processor, or SCP. The SCP is the principal computer for command and control of the satellite. As expected and planned for in this event, the secondary SCP took over control of the satellite with minimal interruption.

The satellite is currently operating normally and is stable but now has only one operable SCP. If the secondary SCP were to fail, PanAmSat would lose control of GIIIR and it would become unusable. Also, GIIIR is the in-orbit spare for another satellite, Galaxy VIIIi. If Galaxy VIIIi were to fail, it is possible that NTN could lose the use of GIIIR.

Our reseller states that PanAmSat has made it clear to them that it expects GIIIR to continue operating normally until it is replaced in the second quarter of 2002 and that it has a contingency plan for making replacement capacity available to us on another satellite in its fleet if GIIIR were to become unavailable.

In the event that we were forced to switch to another satellite, we would incur significant costs associated with re-pointing its satellite receivers. In addition, we could experience higher operating costs to transmit data to our customers via telephone lines and the Internet during the transition period.

In order to provide some historical context to this risk, in 1998, we were forced to switch from the satellite that we were then using to PanAmSat GIIIR since the previous satellite became inoperable. That transition was completed in approximately two weeks.

Another potential risk, as our country is at war, is the possibility that our government could pre-empt a satellite for national security reasons, as the United States satellite operators are federally licensed. This would appear to be unlikely as our government has a strong communications infrastructure in place domestically. Also, it is likely the satellite would not be at risk of being damaged by any of the physical aspects of the war due to the fact that the satellite orbits over 22,000 miles above the earth.

Our games and game shows are subject to gaming regulations.

We operate online games of skill and change that, in some instance, reward prizes. These games are regulated in many jurisdictions. The selection of prizewinners is sometimes based on chance, although none of our games require any form of monetary payment. The laws and regulations that govern these games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel certain components of our products that could result in additional development costs and/or the possible loss of revenue.

If our new Buzztime programming is not accepted by consumers, we are not likely to generate significant revenues or become profitable.

The new BUZZTIME trivia channel programming faces risks as interactive television products and whether the market accepts interactive television. If interactive television does not become a successful, scalable medium or if the market does not accept trivia and play-along sports games, then we will be unable to draw revenues from advertising, direct-marketing of third-party products, subscription fees and pay-per-play fees. We will also be unable to attract local cable operators to add BUZZTIME programming as a channel to their service.

Risks Associated with Our Common Stock

Our stock price has been highly volatile and your investment could suffer a decrease in value.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Our charter contains provisions that may hinder or prevent a change in control of our company, which could result in our inability to approve a change in control and potentially receive a premium over the current market value of your stock.

Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such a change in control would benefit our stockholders. For example, our certificate of incorporation requires a supermajority vote of at least 80% of the total voting power, voting together as a single class, to amend certain provisions of such document, including those provisions relating to:

- the number, election and term of directors;
- the removal of directors and the filling of vacancies; and
- the supermajority voting requirements of our Certificate of Incorporation.

These provisions could discourage third parties from taking over control of our company. Such provisions may also impede a transaction in which you could receive a premium over then current market prices and your ability to approve a transaction that you consider in your best interests.

If the shares of our common stock eligible for future sale are sold, the market price of our common stock may be adversely affected.

Future sales of substantial amounts of our common stock in the public market or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. As of February 19, 2002, there were approximately 8,533,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $0.45 to $6.375 per share. As of February 19, 2002, there were also outstanding warrants to purchase an aggregate of approximately 1,790,000 shares of common stock at exercise prices ranging from $0.50 to $3.75 per share. As of February 19, 2002, there were approximately 1,569,000 shares of common stock reserved for the issuance upon the conversion of the senior convertible subordinated notes at a conversion price of $1.275. At February 19, 2002, there were approximately 637,000 shares of Buzztime's preferred stock that can be converted into NTN common stock at an exchange price of the 20-day average closing price of NTN's common stock immediately preceding the date of notice to convert. Additionally, we have approximately $14 million of common stock remaining under our existing shelf registration for possible future sale.

The foregoing options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of these options and warrants can be expected to exercise them at a time when we would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. To the extent the trading price of our common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will have a dilutive effect on our stockholders.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to risks related to currency exchange rates, stock market fluctuations, and interest rates. As of December 31, 2001, we owned common stock of an Australian company that is subject to market risk. At December 31, 2001, the carrying value of this investment was $174,000, which is net of a $643,000 unrealized loss. This investment is exposed to further market risk in the future based on the operating results of the Australian company and stock market fluctuations. Additionally, the value of the investment is further subject to changes in Australian currency exchange rates. At December 31, 2001, a hypothetical 10% decline in the value of the Australian dollar would result in a reduction of $17,000 in the carrying value of the investment.

We have outstanding convertible notes which bear interest at 8% per annum and line of credit borrowings which bear a rate equal to the prime rate plus 1.5% per annum, which cannot be less than 9% per annum. At December 31, 2001, a hypothetical one-percentage point increase in the prime rate would result in an increase of $25,000 in annual interest expense.

We do not have derivative financial instruments.

ITEM 8. *Consolidated Financial Statements and Supplementary Data*

See Index to Consolidated Financial Statements and Schedule on page F-1, for a listing of the Consolidated Financial Statements and Schedule filed with this report.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

PART III

MANAGEMENT

ITEM 10. ***Directors and Executive Officers of the Registrant***

The following table sets forth as of February 19, 2002 certain information regarding our directors and executive officers:

Name	Age (4)	Position(s) Held
Stanley B. Kinsey(3).......	47	Chief Executive Officer and Chairman of the Board
Barry Bergsman(1)(2).....	65	Director
Robert M. Bennett(1)......	74	Director
Robert B. Clasen............	57	Director
Michael Fleming............	51	Director
Esther L. Rodriguez(1)...	60	Director
Gary Arlen(2)(3)............	57	Director
Vincent A. Carrino(3).....	46	Director
Mark deGorter	44	President and Chief Operating Officer, NTN Network
V. Tyrone Lam	40	President, Buzztime Entertainment, Inc.
James B. Frakes	45	Chief Financial Officer

---

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Board of Directors, Buzztime Entertainment, Inc.

(4) As of February 19, 2002.

The following biographical information is furnished with respect to the directors and executive officers:

Stanley B. Kinsey has served as Chairman and Chief Executive Officer of NTN since October 1998. Mr. Kinsey was appointed as a Director in November 1997 and his current term expires in 2002. From 1980 to 1985, Mr. Kinsey was a senior executive with the Walt Disney Company. In 1985, Mr. Kinsey left his position as senior vice president of operations and new technologies for The Walt Disney Studio to co-found IWERKS Entertainment, a high-technology entertainment company, where he served as chairman and chief executive officer from inception until 1995 when he resigned to spend more time with his family.

Barry Bergsman has been a Director since August 1998 and his current term expires in 2002. From 1985 to the present, Mr. Bergsman has been president of Intertel Communications, Inc., a company that pioneered the use of the telephone and interactive technology for promotion, entertainment and information. Prior to 1985, Mr. Bergsman was engaged in television production and syndication and was an executive with CBS. He currently serves as a director and member of the management team of Photogenesis, Inc., a medical device and biotechnology company.

Robert M. Bennett has been a Director since August 1996 and his current term expires in 2004. Since 1989, Mr. Bennett has been chairman of the board of Bennett Productions, Inc., a production company with experience in virtually all areas of production including syndicated sports and specialty programming, music videos, commercial productions, home video, corporate communications and feature films. Mr. Bennett was president of Metromedia Broadcasting from 1982 until 1986. His career in broadcasting began at KTTV, Metromedia's broadcast division. In 1972, Mr. Bennett joined Boston Broadcasters, Inc. (BBI), serving as president and director from 1979 until 1982. In 1991, he acquired full ownership from his partners of Trans Atlantic Entertainment, Inc., owner of film and video libraries. Mr. Bennett was named to The Broadcasting and Cable Hall of Fame on November 7, 1994.

Robert B. Clasen has been a Director since November 2001 and his current term expires in 2004. In January 2002, he was appointed Chairman and Chief Executive Officer of Inetcam, Inc., a privately held international streaming media management software company that develops and globally distributes high-performance multimedia webcasting solutions. From 1999 until June 2001, Mr. Clasen served as Chairman and Chief Executive Officer of ICTV, an interactive/internet television provider. From June 2001 until December 2001, Mr. Clasen remained as Chairman of the board at ICTV and, since December 2001, he has continued to serve as a director for ICTV. From 1997 until 1998, Mr. Clasen served as President and Chief Executive Officer of ComStream Corporation, an international provider of digital transmission solutions for voice, data, imaging, audio and video applications. Prior to 1997, Mr. Clasen held positions as President of each of ComCast International Holdings, the international division of ComCast Cable Communications, and Comcast Cable Communications, one of the country's five largest cable television companies. For the past ten years, Mr. Clasen has also been President and CEO of Clasen Associates, advisors to a broad range of technology and service companies who operate in the broadband, wireless and satellite sectors.

Michael Fleming was appointed a Director in November 2001 and his current term expires in 2003. Mr. Fleming is currently chairman and Chief Executive Officer of the Fleming Media Group, advising a broad range of content and technology companies on interactive television, broadband, wireless and other convergent technology opportunities. He is the founder and recent past-President of Game Show Network, a satellite delivered television programming service dedicated to the world of games and game play. Mr. Fleming has held senior executive positions at Playboy Entertainment Group, ESPN, Turner Broadcasting and Warner Amex Satellite Entertainment Company. He was inducted into the Cable Pioneers in 1999. Mr. Fleming also serves as a director on the boards of Mixed Signals Technologies, Pacific Ceramics, Bold Ventures and non-profits Cable Advertising Bureau (CAB), Cable Positive, Los Angeles Regional Arts Council and the Alex Theatre.

Esther L. Rodriguez was appointed as a Director in September 1997 and her current term expires in 2004. She served as a vice president of Next Level Communications, Inc. (formerly General Instrument), a public telecommunications company, until November 1996 after having served in various executive capacities since joining General Instrument in 1987. At General Instrument, Ms. Rodriguez served as vice president of worldwide business development and was instrumental in developing the first home satellite pay-per-view business. She was also general manager and chief operating officer of General Instrument's Satellite Video Center. After leaving General Instrument, she founded and continues to serve as chief executive officer of Rodriguez Consulting Group, a business development consulting firm. Ms. Rodriguez has over 20 years of worldwide experience in the development and management of consumer, commercial, business and educational network systems.

Gary Arlen was appointed as a Director in August 1999 and his current term expires in 2003. Since 1980, he has been president of Arlen Communications, Inc., a research and consulting firm specializing in interactive information, transactions, telecommunications and entertainment. Arlen Communications provides research and analytical services to domestic and international organizations in entertainment, media, telecommunications and Internet industries. In 1981, Mr. Arlen, an interactive media analyst, founded the Internet Alliance, an industry group representing the interest of online content and service suppliers.

Vincent A. Carrino was appointed as a Director in September 1999 and his current term expires in 2003. Mr. Carrino is founder and president of Brookhaven Capital Management, LLC, a private investment firm focusing on technology companies, established by him in 1985. Prior to establishing Brookhaven Capital Management, LLC, Mr. Carrino was an analyst with Alliance Capital Management and was an investment banker with CitiBank in New York. Mr. Carrino serves on the board of directors of Cash Technologies, a company focused on ATM-based Internet Commerce.

Mark deGorter was appointed President and Chief Operating Officer of the NTN Network in January 2001. Prior to that time, Mr. deGorter served as Vice President of Marketing of NTN's Buzztime subsidiary. In addition, during the third quarter of 2000, Mr. deGorter assumed the additional role of Vice President of Marketing for the NTN Network. Prior to joining Buzztime in April 2000, Mr. deGorter had served as Vice President of Marketing for MET-Rx USA, a sports nutrition company, since July 1997. From June 1994 until July 1997, Mr. deGorter was a senior manager with ProShot Golf, Inc., a global positioning satellite-based communications and information system for the golf industry. During his career, Mr. deGorter has held key management positions with Bally's Total Fitness, a public company operating commercial fitness centers in North America; L.A. Gear, a licensor of trademarks and trade names for use in conjunction with apparel, accessory and consumer-related products; and J. Walter Thompson/USA, a multi-media advertising agency with worldwide operations.

V. Tyrone Lam was appointed President of Buzztime Entertainment, Inc. in December 1999, after serving as Executive Vice President of NTN since September 1998. He was appointed Vice President and General Manager of the NTN Network in September 1997. Prior to this time he served as Associate Vice President of Marketing from February 1997. Mr. Lam joined NTN in December

1994 in a marketing position. From April 1992 to December 1994, Mr. Lam managed the interactive television sports and games development for the EON Corporation and has held other sales and marketing positions in the computer software industry.

James B. Frakes was appointed Chief Financial Officer and Secretary of NTN in April 2001. Prior to joining NTN, Mr. Frakes was chief financial officer and a director of Play Co. Toys, a publicly held chain of retail toy stores, where he had been since 1997. On March 28, 2001, Play Co. Toys and its majority-owned subsidiary, Toys International.com, Inc., filed a Chapter 11 petition under federal bankruptcy laws in the Southern District in the State of New York. From June 1990 to March 1997, Mr. Frakes was chief financial officer and a director of Urethane Technologies, Inc., a publicly held specialty chemical company, and two of its subsidiaries, Polymer Development Laboratories, Inc. and BMC Acquisition, Inc., chemical companies focused on the polyurethane segment of the plastics industry. From 1985 to 1990, Mr. Frakes was a manager at Berkeley International Capital Corporation, an investment banking firm specializing in later stage venture capital and leveraged buyout transactions. Mr. Frakes serves on the board of Shopnet.com, Inc., a designer and distributor of swimsuits.

Section 16(a) Beneficial Ownership Reporting Compliance

Under federal securities laws, our directors and officers and any persons holding more than 10% of our common stock are required to report their beneficial ownership of our common stock and any changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established, and we are required to report any failure to file by these dates. We believe that, based on the written representations of its directors and officers and copies of reports filed with the Commission in 2001, our directors, officers and holders of more than 10% of our common stock complied with the requirements of Section 16(a).

ITEM 11. *Executive Compensation*

Summary Compensation Table

The following table shows the compensation paid or accrued as of each of the last three fiscal years to all individuals who served as our chief executive officer during 2001 and the four other most highly compensated executive officers who were serving as executive officers at the end of 2001 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"):

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	**Year**	**Salary(1)**	**Bonus**	**Other Annual Compensation**	**Securities Underlying Option**
Stanley B. Kinsey(2)	2001	$305,386	—	—	350,000
Chief Executive Officer	2000	295,057	—	—	—
And Chairman of the Board	1999	286,835	32,500(3)	—	500,000
V. Tyrone Lam	2001	$223,077	—	—	—
President, Buzztime Entertainment, Inc.	2000	198,077	—	—	—
	1999	175,000	—	—	—
Mark deGorter(4)	2001	$199,038	—	—	150,000
President and Chief Operating Officer,	2000	127,212	—	—	250,000
The NTN Network	1999		—	—	—
James B. Frakes(5)	2001	$111,539	$10,000(6)	—	250,000
Chief Financial Officer	2000	—	—	—	—
	1999	—	—	—	—
Steve Riccabona(7)	2001	$180,000	—	—	100,000
Senior Vice President, Sales and Marketing	2000	83,077	—	—	200,000
The NTN Network	1999	—	—	—	—

(1) Includes amounts, if any, deferred under NTN's 401(k) Plan.

(2) Mr. Kinsey waived compensation for serving as a director of NTN. Mr. Kinsey received perquisites and personal benefits that did not exceed the lesser of $50,000 or 10% of his annual salary and bonus.

(3) Represents vested value of options granted October 7, 1999 at below market exercise price, pursuant to his employment agreement and related bonus program.

(4) Mr. deGorter joined NTN in April 2000.

(5) Mr. Frakes joined NTN in April 2001.

(6) Represents a one-time signing bonus paid to Mr. Frakes on August 1, 2001.

(7) Mr. Riccabona joined NTN in July 2000.

Option Grants in Last Fiscal Year

The following table contains information concerning grants of stock options during fiscal 2001 with respect to the Named Executive Officers:

	Individual Grants				
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value(1)
Stanley B. Kinsey...	350,000(2)	16%	$0.875	01/25/11	$262,531
Mark deGorter........	150,000(3)	7%	0.50	01/08/11	64,055
James B. Frakes	250,000(3)	12%	0.58	04/30/11	128,556
Steve Riccabona.....	100,000(4)	5%	0.45	04/03/11	38,477

(1) The present value of grant on the grant date was estimated using the Black Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 4.87%, expected volatility of 124.91%, and expected option life of 5 years.

(2) Represents options granted pursuant to the First Amendment to Employment Agreement dated January 26, 2001 entered into by and between Mr. Kinsey and us. The options vest and become exercisable as to 1/12 of the total shares on the last business day of each calendar month immediately following October 6, 2001, the date of commencement of Mr. Kinsey's extended term of employment.

(3) Represents options granted under the 1995 Stock Option Plan which become exercisable as to 25% of the total shares on the first anniversary of the date of grant and will become exercisable as to an additional 1/36 of the remaining shares on the last day of each of the thirty-six (36) calendar months immediately following the first anniversary of the grant date.

(4) Represents options granted under NTN's 1995 Stock Option Plan which vested and became exercisable as to 50% of the total shares on December 31, 2001 and would have vested and become exercisable as to an additional 25% had the NTN Network reached an aggregate 3,450 subscriber installations in 2001 and as to the final 25% had the NTN Network reached an aggregate 3,840 subscriber installations in 2001. The unvested options terminated at December 31, 2001.

Fiscal Year-End Option Values

The following table contains information concerning stock options which were unexercised at the end of 2001 with respect to the named executive officers. No stock options were exercised in 2001 by any named executive officer.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-Money Options at Fiscal Year-End(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Stanley B. Kinsey ...	1,958,333	291,667	$180,209	$7,291
V. Tyrone Lam........	446,875	53,125	32,656	8,594
Mark deGorter	114,583	285,417	—	60,000
James B. Frakes	—	250,000	—	80,000
Steve Riccabona......	118,333	131,667	22,500	—

(1) Represents the amount by which the aggregate market price on December 31, 2001 of the shares of our common stock subject to such options exceeded the respective exercise prices of such options. An asterisk denotes that the respective exercise prices of the options shown exceeded the market price of the underlying shares of common stock at December 31, 2001.

Director Compensation

During 2001, directors were entitled to receive cash compensation of $2,400 per month for their services as directors. Further, directors who serve on either the audit or compensation committees or the board of directors of Buzztime Entertainment, Inc. were entitled to receive an additional $3,000 annually. Directors are also eligible for the grant of options to purchase common stock from time to time for services in their capacity as directors.

Upon the date of commencement of a director's term of service, we grant to each director options to purchase 20,000 shares of our common stock. These options are priced at the closing market price of the common stock on the date of grant. As of the date of grant, 10,000 options are fully vested and exercisable; thereafter, the remaining 10,000 options vest and become exercisable in equal installments each month immediately subsequent to the date of grant and up to the date of the next annual meeting of shareholders. Further, after the initial year of a director's term of service, options to purchase an additional 20,000 shares of common stock shall be granted each year on the date of our annual meeting of shareholders during the remainder of the term of service. The additional options shall be priced at the closing market price of the common stock on the date of grant and shall vest and become exercisable as to 1/12 of the shares each month following the date of grant, subject to the director's continuing service. A director who is re-elected for an additional term of service will be granted options to purchase 20,000 shares of common stock, priced at the closing market price of the common stock on the date of our annual meeting of shareholders, subject to monthly vesting and continued service. Finally, all options granted to directors as compensation for service on the Board of Directors shall expire on the earlier of ten years from the date of grant or two years from the date the director ceases to serve on the Board of Directors. The options provide for immediate vesting in full in the event of a change of control event.

Employment Contracts

In October 1998, we entered into a written employment agreement pursuant to which Mr. Kinsey is to receive a bonus under a bonus program that was to be agreed upon by and between Mr. Kinsey and the compensation committee of our board of directors. On October 7, 1999, Mr. Kinsey and we entered into an addendum to the employment agreement setting forth the terms of the bonus program. Under the bonus program, the options granted to Mr. Kinsey in October 1999 were granted at a preferred, below market, price of $0.98 per share, the average closing price of our common stock during the three calendar quarters immediately prior to the grant date. The options were granted to Mr. Kinsey pursuant to our 1995 Stock Option Plan and are subject to immediate vesting upon the occurrence of a change of control event. In January 2001, we amended the employment agreement with Mr. Kinsey to extend the duration of the agreement by one year until October 6, 2002 and to award options for an additional 350,000 shares of our common stock at an exercise price of $0.875 per share.

Compensation Committee Interlocks and Insider Participation

All compensation determinations for 2001 for our executive officers were made by the Board of Directors as a whole upon the recommendation of the Compensation Committee. Until May 31, 2001, Ms. Rodriguez served on the Compensation Committee. Commencing June 2001, Mr. Bergsman was appointed to serve on the Compensation Committee along with Mr. Arlen. None of our directors or executive officers has served on the board of directors or the compensation committee of any other company or entity, any of whose officers served either on our Board of Directors or on our Compensation Committee.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management*

The following table sets forth as of February 19, 2002 the number and percentage ownership of common stock by (i) all persons known to us to own beneficially more than 5% of the outstanding shares of common stock based upon reports filed by each such person with the Securities and Exchange Commission, (ii) each of our directors, (iii) each of the named executive officers, and (iv) all of the executive officers and directors as a group. Except as otherwise indicated and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares of common stock shown. Except as otherwise indicated, the address for each person is c/o NTN Communications, Inc., 5966 La Place Court, Carlsbad, California 92008. An asterisk denotes beneficial ownership of less than 1%.

Name	Number of Shares Beneficially Owned	Percent Of Common Stock(1)
Gary Arlen(2)	82,667	*
Robert M. Bennett(3)	226,737	1%
Barry Bergsman(4)	210,000	1%
Vincent A. Carrino(5)	5,695,768	15%
Robert B. Clasen(6)	25,000	*
Michael Fleming(7)	15,000	*
Esther L. Rodriguez(8)	177,776	*
Stanley B. Kinsey(9)	2,199,333	5%
V. Tyrone Lam(10)	481,250	1%
Mark deGorter(11)	183,334	*
James B. Frakes	--	*
Steve Riccabona(12)	135,000	*
All executive officers and directors of NTN as a Group (11 persons)(13)	9,431,865	24%

(1) Included as outstanding for purposes of this calculation are 38,681,020 shares of common stock (the amount outstanding as of February 19, 2002) plus, in the case of each particular holder, the shares of common stock subject to currently exercisable options, warrants, or other instruments exercisable for or convertible into shares of common stock (including such instruments exercisable within 60 days after February 19, 2002) held by that person, which instruments are specified by footnote. Shares issuable as part or upon exercise of outstanding options, warrants, or other instruments other than as described in the preceding sentence are not deemed to be outstanding for purposes of this calculation.

(2) Includes 81,667 shares subject to currently exercisable options held by Mr. Arlen.

(3) Includes 115,000 shares subject to currently exercisable options held by Mr. Bennett.

(4) Includes 115,000 shares subject to currently exercisable options and 56,000 shares subject to currently exercisable warrants held by Mr. Bergsman.

(5) Includes 181,667 shares subject to currently exercisable options held by Mr. Carrino. Also includes 201,656 owned directly by Mr. Carrino and 5,312,445 shares owned, directly or indirectly, by investment advisory clients of Brookhaven Capital Management, LLC, which in some cases has sole voting and investment discretion over such shares. Mr. Carrino is the sole owner and the Manager of Brookhaven Capital Management, LLC and, as such, in some cases he may be deemed to beneficially own such shares. Mr. Carrino disclaims such beneficial ownership. Brookhaven Capital Management is located at 3000 Sand Hill Road, Menlo Park, CA 94205.

(6) Includes 15,000 shares subject to currently exercisable options held by Mr. Clasen. Includes 10,000 owned by the Clasen Family Trust, of which Mr. Clasen is co-trustee with members of his immediate family. As co-trustee, Mr. Clasen shares voting and investment power with respect to the shares.

(7) Includes 15,000 shares subject to currently exercisable options held by Mr. Fleming.

(8) Includes 115,000 shares subject to currently exercisable options held by Ms. Rodriguez. Also includes 1,000 shares owned by the Rodriguez Family Trust, of which Ms. Rodriguez is a co-trustee with members of her immediate family. As co-trustee, Ms. Rodriguez shares voting and investment power with respect to the shares.

(9) Includes 2,075,000 shares subject to currently exercisable options held by Mr. Kinsey.

(10) Represents shares subject to currently exercisable options held by Mr. Lam.

(11) Represents shares subject to currently exercisable options held by Mr. deGorter.

(12) Represents shares subject to currently exercisable options held by Mr. Riccabona.

(13) Includes shares subject to currently exercisable options and warrants held by executive officers and directors, including those described in notes (2) through (12) above.

ITEM 13. ***Certain Relationships and Related Transactions***

Consulting Arrangements

On May 8, 2001, we entered into an advertising sales representative agreement with Baron Enterprises, Inc., a corporation wholly-owned and operated by Barry Bergsman, a member of our board of directors, pursuant to which Baron will provide advertising sales representation services to us under the direction of the NTN Network's president and chief operating officer. For Baron's services under the advertising sales representative agreement, we granted Baron a three-year warrant to purchase 20,000 shares of NTN common stock at an exercise price of $0.50 per share. The warrant vests and becomes exercisable as to 1/12 of the total shares on the last business day of each of the twelve months commencing April 2001, subject to Baron continuing to provide services to us. In addition, Baron will receive a commission in the amount of 35% of net advertising revenues received by the NTN Network from any advertising contract solicited by Baron. We will pay to Baron a monthly recoverable cash advance against commissions to be earned in the amount of $5,000 per month, not to exceed an aggregate of $60,000 per year. The advertising sales representative agreement expires on April 1, 2002.

Indemnity Agreements

We have entered into indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that we will indemnify these individuals under certain circumstances against certain liabilities and expenses they may incur in their capacities as directors or officers. We believe that the use of such indemnity agreements is customary among corporations and that the terms of the indemnity agreements are reasonable and fair, and are in its best interests to retain experienced directors and officers.

PART IV

ITEM 14. ***Exhibits, Consolidated Financial Statement Schedule, and Reports on Form 8-K***

(a) The following documents are filed as a part of this report:

Consolidated Financial Statements and Schedule. The consolidated financial statements and schedule of the Company and its consolidated subsidiaries are set forth in the "Index to Consolidated Financial Statements and schedule" on page F-1.

Exhibits. The following exhibits are filed as a part of this report:

Exhibit No.		Description
3.1	—	Amended and Restated Certificate of Incorporation of the Company, as amended(5)
3.2	—	Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock(9)
3.3	—	Certificate of Amendment to Restated Certificate of Incorporation of the Company, dated March 22, 2000(10)
3.4	—	Certificate of Amendment to Restated Certificate of Incorporation of the Company, dated March 24, 2000(10)
3.5	—	By-laws of the Company(2)
4.1	—	Specimen Common Stock Certificate(14)
4.2	—	Securities Purchase Agreement, dated November 14, 2000, by and among NTN Communications, Inc. and the Buyers, as defined therein(12)
4.3	—	Registration Rights Agreement, dated November 14, 2000, by and among NTN Communications, Inc. and the Buyers, as defined therein(12)
4.4	—	First Amendment to Securities Purchase Agreement, dated January 26, 2001, by and among NTN Communications, Inc. and the Buyers, as defined therein.(13)
4.5	—	Form of Amended and Restated Common Stock Purchase Warrants of NTN Communications, Inc., dated January 26, 2001(13)
4.6*	—	Stock Option Agreement, dated October 7, 1998, by and between NTN Communications, Inc. and Stanley B. Kinsey(6)
4.7*	—	Stock Option Agreement, dated October 7, 1999, by and between NTN Communications, Inc. and Stanley B. Kinsey(8)
4.8*	—	Stock Option Agreement, dated January 26, 2001, by and between NTN Communications, Inc. and Stanley B. Kinsey(16)
10.1	—	License Agreement with NTN Canada(3)

10.2*	—	Employment Agreement, dated October 7, 1998, by and between NTN Communications, Inc. and Stanley B. Kinsey(6)
10.3	—	Loan and Security Agreement, dated August 6, 1999, by and between NTN Communications, Inc. and Coast Business Credit, a division of Southern Pacific Bank.(7)
10.4	—	First Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (7)
10.5	—	Second Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (16)
10.6	—	Third Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (16)
10.7	—	Fourth Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit(1)
10.8	—	Manufacturing Agreement, dated November 25, 1997, by and between NTN Communications, Inc. and Climax Technology Co., Ltd. (11)
10.9	—	Office Lease, dated July 17, 2000, between Prentiss Properties Acquisition Partners, L.P. and NTN Communications, Inc. (15)
21.1	—	Subsidiaries of Registrant (1)
23.1	—	Consent of KPMG LLP(1)

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* Management Contract or Compensatory Plan.

(1) Filed herewith.

(2) Previously filed as an exhibit to NTN's registration statement on Form S-8, File No. 33-75732, and incorporated by reference.

(3) Previously filed as an exhibit to NTN's report on Form 10-K for the year ended December 31, 1990, and incorporated by reference.

(4) Previously filed as an exhibit to NTN's report on Form 10-K for the year ended December 31, 1994, and incorporated by reference.

(5) Previously filed as an exhibit to NTN's registration statement on Form S-3, File No. 333-69383, filed on December 28, 1998, and incorporated by reference.

(6) Previously filed as an exhibit to NTN's report on Form 10-K dated December 31, 1998 and incorporated by reference.

(7) Previously filed as an exhibit to NTN's report on Form 10-Q dated September 30, 1999 and incorporated herein by reference.

(8) Previously filed as an exhibit to NTN's report on Form 10-Q dated September 31, 1999 and incorporated herein by reference.

(9) Previously filed as an exhibit to NTN's report on Form 8-K dated November 7, 1997 and incorporated herein by reference.

(10) Previously filed as an exhibit to NTN's report on Form 10-K/A filed on April 5, 2000 and incorporated herein by reference.

(11) Previously filed as an exhibit to NTN's report on Form 10-K/A dated March 5, 2001 and incorporated herein by reference.

(12) Previously filed as an exhibit to NTN's registration statement on Form S-3, filed on December 11, 2000, and incorporated by reference.

(13) Previously filed as an exhibit to NTN's registration statement on Form S-3/A, filed on March 5, 2001, and incorporated by reference.

(14) Previously filed as an exhibit to NTN's registration statement on Form 8-A, File No. 0-19383, and incorporated by reference.

(15) Previously filed as an exhibit to NTN's report on Form 10-K dated December 31, 2000 and incorporated by reference.

(16) Previously filed as an exhibit to NTN's report on Form 10-Q dated March 31, 2001 and incorporated by reference.

(b) Reports on Form 8-K.

On December 14, 2001, we filed a Current Report on Form 8-K (event date December 11, 2001) to report under Item 5 (Other Events) the conversion by the holders of our 7% convertible senior subordinated notes of $2.0 million of the outstanding $4.0 million principal amount into 1,639,344 shares of the Company's common stock. We also reported the interest rate on the remaining outstanding principal of the notes was increased from 4% to 8%.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTN COMMUNICATIONS, INC.

By: /s/ James B. Frakes
Chief Financial Officer

Dated: March 6, 2002

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoint and constitute Stanley B. Kinsey and James B. Frakes, and each one of them, acting individually and without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments to this Report on Form 10-K and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, and such other agencies, offices and persons as may be required by applicable law, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STANLEY B. KINSEY Stanley B. Kinsey	Chief Executive Officer and Chairman of the Board	March 6, 2002
/s/ BARRY BERGSMAN Barry Bergsman	Director	March 6, 2002
/s/ ROBERT M. BENNETT Robert M. Bennett	Director	March 6, 2002
/s/ ESTHER L. RODRIGUEZ Esther L. Rodriguez	Director	March 6, 2002
/s/ GARY ARLEN Gary Arlen	Director	March 6, 2002
/s/ VINCENT A. CARRINO Vincent A. Carrino	Director	March 6, 2002
/s/ ROBERT B. CLASEN Robert B. Clasen	Director	March 6, 2002
/s/ MICHAEL FLEMING Michael Fleming	Director	March 6, 2002

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

INDEPENDENT AUDITORS' REPORT

The Board of Directors
NTN Communications, Inc.:

We have audited the consolidated financial statements of NTN Communications, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTN Communications, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Diego, California
February 25, 2002

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets:		
Cash and cash equivalents	$ 1,296,000	$ 2,188,000
Restricted cash	94,000	202,000
Accounts receivable, net of allowance for doubtful accounts of $440,000 in 2001 and $811,000 in 2000	1,411,000	1,724,000
Investments available-for-sale	174,000	272,000
Deposits on broadcast equipment	69,000	112,000
Deferred costs	675,000	772,000
Prepaid expenses and other current assets	499,000	538,000
Total current assets	4,218,000	5,808,000
Broadcast equipment and fixed assets, net	8,029,000	11,963,000
Software development costs, net of accumulated amortization of $173,000 in 2001 and $32,000 in 2000	588,000	405,000
Deferred costs	411,000	565,000
Other assets	134,000	81,000
Total assets	$ 13,380,000	$ 18,822,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 906,000	$ 816,000
Accrued expenses	889,000	1,351,000
Accrual for litigation costs	44,000	57,000
Accrual for sales tax	163,000	399,000
Obligations under capital leases	168,000	579,000
Deferred revenue	2,008,000	1,575,000
Note payable	—	138,000
Total current liabilities	4,178,000	4,915,000
Obligations under capital leases, excluding current portion	110,000	83,000
Revolving line of credit	2,479,000	3,919,000
Senior subordinated convertible notes	1,958,000	3,987,000
Deferred revenue	877,000	1,804,000
Other long-term liabilities and note payable, excluding current portion	12,000	32,000
Total liabilities	9,614,000	14,740,000
Minority interest in consolidated subsidiary	855,000	—
Shareholders' equity:		
Series A 10% cumulative convertible preferred stock, $.005 par value, 5,000,000 shares authorized; 161,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	1,000	1,000
Common stock, $.005 par value, 70,000,000 shares authorized; 38,627,000 and 36,046,000 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	192,000	179,000
Additional paid-in capital	80,639,000	78,153,000
Accumulated deficit	(76,890,000)	(73,234,000)
Accumulated other comprehensive loss	(643,000)	(545,000)
Treasury stock, at cost, 91,000 and 111,000 shares at December 31, 2001 and December 31, 2000	(388,000)	(472,000)
Total shareholders' equity	2,911,000	4,082,000
Total liabilities and shareholders' equity	$ 13,380,000	$ 18,822,000

See accompanying notes to consolidated financial statements

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues:			
NTN Network revenues	$ 22,382,000	$ 21,406,000	$ 22,250,000
Buzztime service revenues	159,000	540,000	383,000
America Online fees	—	—	600,000
Equipment sales, net of cost of sales of $208,000 in 1999	—	—	84,000
Other revenues	18,000	102,000	431,000
Total revenues	22,559,000	22,048,000	23,748,000
Operating expenses:			
Direct operating costs of services (includes depreciation of $3,297,000, $4,481,000 and $5,187,000 for 2001, 2000 and 1999, respectively)	8,876,000	11,098,000	11,169,000
Selling, general and administrative	14,342,000	15,070,000	13,610,000
Litigation, legal and professional fees	463,000	474,000	558,000
Depreciation and amortization	1,711,000	1,815,000	1,370,000
Impairment charges	—	1,362,000	—
Research and development	101,000	430,000	842,000
Total operating expenses	25,493,000	30,249,000	27,549,000
Operating loss	(2,934,000)	(8,201,000)	(3,801,000)
Other income (expense):			
Interest income	63,000	72,000	116,000
Interest expense	(846,000)	(1,131,000)	(1,050,000)
Debt conversion costs	(189,000)	—	—
Gain on sale of assets of subsidiary	—	—	2,254,000
Other	165,000	119,000	(17,000)
Total other income (expense)	(807,000)	(940,000)	1,303,000
Loss before income taxes, minority interest in loss of consolidated subsidiary and cumulative effect of accounting change	(3,741,000)	(9,141,000)	(2,498,000)
Provision for income taxes	—	—	—
Minority interest in loss of consolidated subsidiary	85,000	—	—
Loss before cumulative effect of accounting change	(3,656,000)	(9,141,000)	(2,498,000)
Cumulative effect of accounting change	—	(448,000)	—
Net loss available to common shareholders	$ (3,656,000)	$ (9,589,000)	$ (2,498,000)
Loss per common share — basic and diluted loss before cumulative effect of accounting change	$ (0.10)	$ (0.28)	$ (0.09)
Cumulative effect of accounting change	$ —	$ (0.01)	$ —
Net loss	$ (0.10)	$ (0.29)	$ (0.09)
Weighted average shares outstanding — basic and diluted	36,755,000	33,206,000	28,470,000

See accompanying notes to consolidated financial statements

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 and 1999

	Series A and B Cumulative Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 1998	217,000	$ 2,000	28,086,000	$ 140,000	$ 70,733,000	$ (61,147,000)	—	$ (1,403,000)	$ 8,325,000
Conversion of Series B Preferred Stock to Convertible Note Payable	(56,000)	(1,000)	—	—	(5,448,000)	—	—	—	(5,449,000)
Convertible Note Payable converted to Common Stock	—	—	793,000	4,000	1,008,000	—	—	—	1,012,000
Issuance of stock for exercise of warrants and options	—	—	334,000	2,000	345,000	—	—	—	347,000
Issuance of Treasury Stock pursuant to anti-dilution provision	—	—	—	—	(931,000)	—	—	931,000	—
Issuance of stock in lieu of interest	—	—	435,000	2,000	295,000	—	—	—	297,000
Issuance of stock in lieu of dividends	—	—	13,000	—	—	—	—	—	—
Issuance of stock in payment of accrued board compensation	—	—	253,000	1,000	246,000	—	—	—	247,000
Stock options granted below market	—	—	—	—	38,000	—	—	—	38,000
Warrants granted to non-employees	—	—	—	—	262,000	—	—	—	262,000
Unrealized holding loss on investments available-for-sale	—	—	—	—	—	—	(360,000)	—	(360,000)
Net loss	—	—	—	—	—	(2,498,000)	—	—	(2,498,000)
Balance, December 31, 1999	161,000	$ 1,000	29,914,000	$ 149,000	$ 66,548,000	$ (63,645,000)	$ (360,000)	$ (472,000)	$ 2,221,000
Convertible Note Payable converted to Common Stock	—	—	719,000	4,000	913,000	—	—	—	917,000
Issuance of stock for exercise of warrants and options	—	—	2,069,000	9,000	881,000	—	—	—	890,000
Issuance of stock in lieu of interest	—	—	115,000	1,000	321,000	—	—	—	322,000
Issuance of stock in lieu of dividends	—	—	10,000	—	—	—	—	—	—
Issuance of stock in private placements, net of issuance costs	—	—	3,219,000	16,000	7,012,000	—	—	—	7,028,000
Stock-based compensation	—	—	—	—	685,000	—	—	—	685,000
Unrealized holding loss on investments available-for-sale	—	—	—	—	—	—	(185,000)	—	(185,000)
Expiration of settlement warrant obligation	—	—	—	—	1,793,000	—	—	—	1,793,000
Net loss	—	—	—	—	—	(9,589,000)	—	—	(9,589,000)
Balance, December 31, 2000	161,000	$ 1,000	36,046,000	$ 179,000	$ 78,153,000	$ (73,234,000)	$ (545,000)	$ (472,000)	$ 4,082,000
Convertible Note Payable converted to Common Stock	—	—	1,639,000	8,000	2,137,000	—	—	—	2,145,000
Issuance of stock for exercise of warrants and options	—	—	104,000	1,000	92,000	—	—	—	93,000
Issuance of stock in lieu of interest	—	—	418,000	2,000	198,000	—	—	—	200,000
Issuance of stock in lieu of dividends	—	—	24,000	—	—	—	—	—	—
Issuance of stock in payment of accrued board compensation	—	—	—	—	(71,000)	—	—	84,000	13,000
Issuance of stock in private placement, net of issuance costs	—	—	396,000	2,000	11,000	—	—	—	13,000
Stock-based compensation	—	—	—	—	119,000	—	—	—	119,000
Unrealized holding loss on investments available-for-sale	—	—	—	—	—	—	(98,000)	—	(98,000)
Net loss	—	—	—	—	—	(3,656,000)	—	—	(3,656,000)
Balance, December 31, 2001	161,000	$ 1,000	38,627,000	$ 192,000	$ 80,639,000	$ (76,890,000)	$ (643,000)	$ (388,000)	$ 2,911,000

See accompanying notes to consolidated financial statements

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows provided by operating activities:			
Net loss	$ (3,656,000)	$ (9,589,000)	$ (2,498,000)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	5,008,000	6,296,000	6,557,000
Provision for doubtful accounts	767,000	442,000	746,000
Impairment charges	—	1,362,000	—
Cumulative effect of accounting change	—	448,000	—
Gain on settlement of debt	(146,000)	—	—
Debt conversion costs	189,000	—	—
Loss from disposition of equipment and sale of available-for-sale investments, net	221,000	6,000	(6,000)
Stock-based compensation charges	119,000	685,000	292,000
Non-cash interest expense	170,000	309,000	395,000
Accreted interest expense	80,000	206,000	459,000
Minority interest in loss of subsidiary	(85,000)	—	—
Amortization of deferred revenue	—	—	(85,000)
Gain on sale of assets of subsidiary	—	—	(2,254,000)
Changes in assets and liabilities:			
Restricted cash	108,000	37,000	(239,000)
Accounts receivable	(454,000)	375,000	(816,000)
Prepaid expenses and other assets	(29,000)	476,000	(423,000)
Accounts payable and accrued expenses	(567,000)	(558,000)	(604,000)
Deferred revenue	(243,000)	515,000	236,000
Management severance and other long-term liabilities	—	(606,000)	(955,000)
Net cash provided by operating activities	1,482,000	404,000	805,000
Cash flows used in investing activities:			
Capital expenditures	(947,000)	(7,188,000)	(6,814,000)
Software development expenditures	(324,000)	(1,557,000)	—
Deposits on broadcast equipment	43,000	499,000	(374,000)
Notes receivable	—	138,000	70,000
Proceeds from sale of investments	—	538,000	—
Proceeds from sale of assets of subsidiary	—	—	1,227,000
Proceeds from sale of equipment	—	—	45,000
Net cash used in investing activities	(1,228,000)	(7,570,000)	(5,846,000)
Cash flows provided by (used in) financing activities:			
Principal payments on capital leases	(576,000)	(932,000)	(1,125,000)
Borrowings from revolving line of credit	20,694,000	26,624,000	11,175,000
Principal payments on note payable and revolving line of credit	(22,159,000)	(25,300,000)	(8,872,000)
Proceeds from issuance of common stock and preferred stock, net of issuance costs	802,000	7,028,000	—
Proceeds from exercise of warrants and options	93,000	890,000	347,000
Net cash provided by (used in) financing activities	(1,146,000)	8,310,000	1,525,000
Net increase (decrease) in cash and cash equivalents	(892,000)	1,144,000	(3,516,000)
Cash and cash equivalents at beginning of year	2,188,000	1,044,000	4,560,000
Cash and cash equivalents at end of year	$ 1,296,000	$ 2,188,000	$ 1,044,000

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 559,000	$ 602,000	$ 249,000
Income taxes	$ —	$ —	$ —
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of treasury stock pursuant to anti-dilution provision	$ —	$ —	$ 931,000
Issuance of common stock in payment of interest	$ 200,000	$ 322,000	$ 297,000
Issuance of common stock in payment of board compensation	$ 13,000	$ —	$ 247,000
Equipment acquired under capital leases	$ 192,000	$ 379,000	$ 1,767,000
Equipment and license acquired by issuing note payable	$ —	$ —	$ 361,000
Exchange of preferred stock for convertible notes and warrants	$ —	$ —	$ 5,449,000
Exchange of convertible notes for common stock	$ 2,000,000	$ 917,000	$ 1,012,000
Unrealized holding loss on investments available for sale	$ 98,000	$ 185,000	$ 360,000
Sale of assets of subsidiary for cash of $1,227,000 and stock of eBet Online	$ —	$ —	$ 1,297,000
Expiration of settlement warrant obligation	$ —	$ 1,793,000	$ —

See accompanying notes to consolidated financial statements

NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001, 2000 and 1999

(1) Organization and Summary of Significant Accounting Policies

Description of Business

NTN operates its businesses through two operating segments: BuzztimeEntertainment, Inc.(TM) (Buzztime) and The NTN Network(TM). Buzztime, NTN's 94%-owned subsidiary formed in December 1999, owns the exclusive rights to the largest known digital trivia game show library and many unique "TV Play-along" sports games. The NTN Network operates two interactive television (ITV) networks: its original NTN Network and its new Digital Interactive Television (DITV) Network. Both networks broadcast daily a wide variety of popular interactive games, advertisements and informational programming to consumers in approximately 3,600 restaurants, sports bars and taverns throughout North America.

Basis of Accounting Presentation

The consolidated financial statements include the accounts of NTN and its subsidiaries, IWN Inc. ("IWN"), IWN, L.P. and Buzztime (collectively "NTN" or the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

On June 16, 1998, NTN sold an 82.5% interest in its subsidiary LearnStar, Inc. (LearnStar) to NewStar Learning Systems, L.L.C. (NewStar) for $1,862,000. The transaction resulted in a gain of $1,643,000, which is included in other income for the year ended December 31, 1998. In 1994, NTN formed IWN to serve as the general partner of IWN L.P., a limited partnership engaged in the development of interactive technology for gaming applications. IWN has no business or operations apart from its service as the general partner of IWN, L.P. In August of 1999, the assets of IWN, L.P. were sold to eBet Limited for $1,227,000 in cash and 4,000,000 shares of eBet Online stock which resulted in a gain of $2,254,000.

Critical Accounting Policies and Estimates

The preparation of these financial statements requires NTN to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, NTN evaluates its estimates, including those related to deferred costs and revenues, depreciation of broadcast equipment and other fixed assets, bad debts, investments, intangible assets, financing operations, and contingencies and litigation. NTN bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NTN believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. NTN records deferred costs and revenues related to the costs and related installation revenue associated with installing new customer sites. Based on Staff Accounting Bulletin 101, NTN amortizes these amounts over an estimated three year average life of a customer relationship. If a significant number of its customers leave NTN before the estimated life of each customer is attained, amortization of those deferred costs and revenues would accelerate, which would result in net incremental revenue. NTN incurs a relatively significant level of depreciation expense in relationship to its operating income. The amount of depreciation expense in any year is largely related to the estimated life of handheld, wireless Playmaker devices and computers located at our customer sites. If the Playmakers and servers turn out to have a longer life, on average, than estimated, NTN depreciation expense would be significantly reduced in those future periods. Conversely, if the Playmakers and servers turn out to have a shorter life, on average, than estimated, NTN depreciation expense would be significantly increased in those future periods. NTN maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of NTN's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Cash and Cash Equivalents

For the purpose of financial statement presentation, NTN considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2001 and 2000 consists primarily of money market accounts.

Restricted Cash

Under the revolving line of credit agreement, all cash receipts are required to be deposited into a restricted cash account. The restricted cash is then transferred to pay down the line of credit.

Broadcast Equipment and Fixed Assets

Broadcast equipment and fixed assets are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets (three to seven years). Depreciation of broadcast equipment is computed using the straight-line method over the estimated useful lives of the assets (two to four years). Amortization of fixed assets under capital leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease period, and is included in depreciation expense.

Revenue Recognition

NTN recognizes revenue from five sources: NTN Network revenues, Buzztime service revenues, America Online revenues, equipment sales, and other sources. Revenue is not recognized until collectibility of fees is reasonably assured.

NTN Network revenue is generated primarily from broadcasting content and advertising. Revenues generated from broadcasting content to subscriber locations is recognized ratably over the contract term as the content is broadcast 17 hours a day/seven days a week. Consistent with the terms of advertising agreements, advertising is aired a specified number of times per hour everyday and therefore, revenues are recognized ratable over the contract term. Included in NTN Network revenues are amounts earned under a license agreement with our Canadian licensee, who operates approximately 500 hospitality locations. Revenue under this license agreement is recognized on a monthly basis as broadcast content is aired similar to NTN Network revenue.

Buzztime service and America Online revenues are recognized as the service is provided by NTN.

Equipment sales are recognized when equipment is shipped or transferred to the purchaser.

Other revenue is recognized when all material services or conditions relating to the transaction have been performed or satisfied.

In the fourth quarter of 2000, NTN changed its method of accounting for NTN Network installation, setup and training fees ("installation fees") received from customers, retroactively effective as of January 1, 2000, in accordance with Staff Accounting Bulletin No. 101 ("SAB 101"), *Revenue Recognition in Financial Statements,* which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Previously, NTN recognized approximately one-half of the installation fees upon customer setup to cover direct expenses of the installation, setup and training and the balance over the life of the contract which generally is one year. Under the new method, all installation fees billed are deferred and recognized as revenue on a straight-line basis over 36 months, the estimated life of the customer relationship. Installation fees not recognized in revenue have been recorded as deferred revenue in the accompanying consolidated balance sheets. In addition, the direct expenses of the installation, setup and training are deferred and amortized on a straight-line basis over 36 months and are classified as deferred costs on the accompanying consolidated balance sheets. Included in 2000 is revenue of $780,000 and direct expenses of $843,000, that was previously recognized in 1999, 1998 and 1997 under the old method. The pro forma effect of retroactive application on the results of operations for the years ended December 31, 2000, and 1999 is shown below:

		2000	1999
Net loss	As reported	$ 9,589,000	$ 2,498,000
	Pro forma	$ 9,141,000	$ 3,951,000
Net loss per share	As reported	$ 0.29	$ 0.09
	Pro forma	$ 0.28	$ 0.14

Software Development Costs

NTN capitalizes costs related to the development of certain software products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization of costs related to interactive programs is recognized on a straight-line basis over three years.

Website Development Costs

NTN capitalizes web site development costs in accordance with Emerging Issues Task Force Issue No. 00-02, Accounting for Web Site Development Costs. Costs incurred during the planning and operating stages are expensed as incurred while costs incurred during the web site application and infrastructure development stage are capitalized and amortized on a straight-line basis over their expected useful life of three years.

Stock-Based Compensation

On January 1, 1996, NTN adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. NTN has elected to continue to apply the provisions of APB No. 25 and related interpretations and provide the pro forma disclosure provisions of SFAS No. 123.

The company accounts for options and warrants issued to non-employees in exchange for services in accordance with SFAS No. 123 and EITF 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* The Company estimates the fair value of options and warrants using the Black Scholes option-pricing model. For agreements which require the achievement of specific performance criteria be met in order for the options or warrants to vest, the measurement date is the date at which the specific performance criteria is met. Prior to the measurement date, options and warrants subject to vesting based on the achievement of specific performance criteria that, based on different possible outcomes, result in a range of aggregate fair values are measured at each financial reporting period at their lowest aggregate then-current fair value, while options and warrants which vest over the service period or at completion of the service period are measured at each financial reporting period at their then-current fair value, for purposes of recognition of costs during those periods. For agreements which provide for services to be rendered without the requirement of specific performance criteria, the company measures the fair value of the options and warrants at the earlier of the date the services are completed or the date the options and warrants vest and are non-forfeitable. Generally, services are not rendered prior to the grant date and the related agreements do not contain performance commitments. Accordingly, the measurement date for compensation expense occurs subsequent to the grant date. From the grant date to the measurement date, compensation expense is estimated at each financial reporting period and is recorded over the service period. The unvested options and warrants continue to be remeasured at each financial reporting period until they vest or until the services are completed. For agreements which provide options and warrants for services already rendered, the options and warrants immediately vest and the measurement date is the date of grant. Modifications that increase the fair value of the warrants are treated as an exchange of the original warrant for a new one. Additional compensation expense related to modifications, if any, is recorded over the remaining service period.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Investments Available-for-Sale

Investment securities consist of equity securities, which are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value and unrealized holding gains and losses are excluded from earnings and are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to operations and a new cost basis for the security is established.

Fair Value of Financial Instruments

NTN believes that the fair value of financial instruments approximate their carrying value. The following methods and assumptions were used to estimate the fair value of financial instruments:

The carrying values of cash and cash equivalents, restricted cash, investments available-for-sale, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying value of the revolving line of credit approximates its fair value because the interest rate is indexed by current market rates, and the other terms are comparable to those currently available in the market place. The carrying value of the convertible notes approximates its fair value because the interest rate and other terms are comparable to rates currently available in the market.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Research and Development and Advertising

Research and development and advertising are expensed as incurred. Research and development costs amounted to $101,000, $430,000 and $842,000 in 2001, 2000 and 1999, respectively. Advertising costs amounted to $939,000, $403,000 and $343,000 in 2001, 2000 and 1999, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations.

Concentration of Credit Risk

NTN provides services to group viewing locations, generally bars and lounges, and to third party distributors, primarily throughout the United States. In addition, NTN licenses its technology and products to licensees outside of the United States. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising NTN's customer base, and their dispersion across many different industries and geographies. NTN performs ongoing credit evaluations of its customers and generally requires no collateral. NTN maintains an allowance for doubtful accounts to provide for credit losses.

Basic and Diluted Earnings Per Common Share

NTN computes basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic EPS excludes the dilutive effects of options, warrants and other convertible securities. Diluted EPS reflects the potential dilution of securities that could share in the earnings of NTN. Options, warrants, convertible preferred stock and convertible notes representing approximately 12,199,000, 12,614,000 and 15,306,000 shares were excluded from the computations of diluted net loss per common share for the years ended December 31, 2001, 2000 and 1999, respectively, as their effect is anti-dilutive.

Reclassifications

Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized for their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. The adoption did not have a material impact on our financial condition or our results of operations at January 1, 2002.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of SFAS No. 143 during the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. We currently do not expect SFAS No. 143 to have a material impact.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, *Goodwill and Other Intangible Assets*.

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions during the quarter ending March 31, 2002. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial statements.

(2) Broadcast Equipment and Fixed Assets

Broadcast equipment and fixed assets are recorded at cost and consist of the following:

	2001	2000
Broadcast equipment	$ 19,591,000	$ 19,149,000
Furniture and fixtures	580,000	574,000
Machinery and equipment	8,154,000	7,878,000
Leasehold improvements	821,000	820,000
Equipment under capital lease:		
Broadcast equipment	1,745,000	1,654,000
Machinery and equipment	1,298,000	1,217,000
Other equipment	21,000	—
Other equipment	—	9,000
	32,210,000	31,301,000
Accumulated depreciation and amortization	(24,181,000)	(19,338,000)
	$ 8,029,000	$ 11,963,000

(3) Asset Impairment

The internet site Buzztime.com was developed with the intent of registering a large number of consumers at little cost and converting these registrations into revenue through direct marketing to the member database, sponsorship, ad revenues, subscriptions and third party licensing. However, in the fourth quarter of 2000, NTN shifted its focus from the Internet initiatives to ITV opportunities and decided not to pursue the direct marketing application of Buzztime.com. As a result, the use of Buzztime.com as a direct marketing database was abandoned resulting in an impairment charge of $1,131,000 during the fourth quarter of 2000.

In addition to the write-off of certain web development costs, NTN also wrote off $231,000 associated with the Internet game station licenses, equipment, and related goodwill on the basis that assets are not recoverable through future cash flows.

(4) Common Stock Options and Warrants

Options

NTN has two active stock option plans. The 1995 Employee Stock Option Plan (the "Option Plan") was approved by the shareholders in 1995 and was subsequently amended. Under the Option Plan, options for the purchase of NTN's common stock may be granted to officers, directors and employees. Options may be designated as incentive stock options or as nonqualified stock options and generally vest over four years, except, the Board of Directors, at its discretion, can authorize acceleration of vesting periods. Options under the Option Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value on the date of grant. The aggregate number of shares authorized for issuance under the Option Plan as of December 31, 2001 is 10,478,970.

In addition, NTN has issued options pursuant to a Special Stock Option Plan ("Special Plan"). Options issued under the Special Plan are made at the discretion of the Board of Directors and are designated only as nonqualified options. The options generally have a term of up to ten years, are exercisable at a price per share not less than the fair market value on the date of grant and vest over various terms. The aggregate number of shares authorized for issuance under the Special Plan as of December 31, 2001 is 604,000.

On May 31, 2001, Buzztime adopted an incentive stock option plan. Pursuant to the option plan, Buzztime may grant options to purchase Buzztime common stock, subject to applicable share limits, upon terms and conditions specified in the plan. To date, no options have been granted under the plan.

The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $0.78, $2.45, and $0.92, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2001 — dividend yield of 0%, risk-free interest rate of 4.5%, expected volatility of 131%, and expected life of 4 years; 2000 — dividend yield of 0%, risk-free interest rate of 6.30%, expected volatility of 129%, and expected life of 4 years; and 1999 — dividend yield of 0%, risk-free interest rate of 5.28%, expected volatility of 125%, and expected life of 3.6 years. In compliance with APB No. 25, NTN expensed $104,000, $134,000, and $38,000 in 2001, 2000, and 1999 respectively, associated with the grants of 600,000 options in 1999 below market value pursuant to the Option Plan. No options were granted below market value in 2001 pursuant to the Option Plan.

NTN applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the consolidated financial statements for the issuance of options to employees pursuant to the Special Plan and the Option Plan unless the grants were issued at exercise prices below market value. Had compensation cost related to employees for NTN's stock-based compensation plans been determined consistent with SFAS No. 123, NTN's net loss and net loss per share applicable to Common stock would have been increased to the pro forma amounts indicated below.

		2001	2000	1999
Net loss	As reported	$ 3,656,000	$ 9,589,000	$ 2,498,000
	Pro forma	$ 5,131,000	$ 11,509,000	$ 3,514,000
Net loss per share	As reported	$ 0.10	$ 0.29	$ 0.09
	Pro forma	$ 0.14	$ 0.35	$ 0.12

A summary of stock option activity during 2001, 2000 and 1999 is as follows:

	Special Plan		Option Plan	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding December 31, 1998	704,000	$ 2.81	4,657,000	$ 1.58
Granted	—	—	3,179,000	0.92
Exercised	—	—	(325,000)	1.04
Canceled	—	—	(1,030,000)	0.95
Outstanding December 31, 1999	704,000	2.81	6,481,000	1.38
Granted	—	—	1,851,000	2.45
Exercised	—	—	(546,000)	1.01
Canceled	—	—	(1,077,000)	1.52
Outstanding December 31, 2000	704,000	2.81	6,709,000	1.69
Granted	—	—	2,141,000	0.78
Exercised	—	—	(17,000)	0.63
Canceled	(100,000)	2.81	(1,365,000)	1.83
Outstanding December 31, 2001	604,000	$ 2.81	7,468,000	$ 1.40
Exercisable as of December 31, 2001	604,000	$ 2.81	5,278,000	$ 1.55

A summary of options outstanding and exercisable by exercise price range at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Special Plan:					
$2.81	604,000	4 years	$ 2.81	604,000	$ 2.81
Option Plan:					
$0.45-$1.50	5,221,000	8 years	$ 0.83	3,429,000	$ 0.87
$1.51-$3.00	1,936,000	6 years	$ 2.55	1,555,000	$ 2.61
$3.01-$6.38	311,000	3 years	$ 3.83	294,000	$ 3.84

Warrants

In 2001, 2000 and 1999, NTN granted 190,000, 885,000 and 1,191,000 warrants to non-employees. The warrants were granted under consulting agreements. NTN expensed $15,000, $373,000 and $262,000 in 2001, 2000 and 1999, respectively, associated with the grant of these warrants.

The following summarizes warrant activity during 2001, 2000 and 1999:

	Outstanding Warrants	Weighted Average Exercise Prices
December 31, 1998	2,903,000	2.49
Granted	1,191,000	1.00
Exercised	(9,000)	0.96
Canceled	(938,000)	2.63
December 31, 1999	3,147,000	1.89
Granted	885,000	1.79
Exercised	(1,626,000)	0.36
Canceled	(404,000)	4.53
December 31, 2000	2,002,000	1.94
Granted	190,000	0.72
Exercised	(87,000)	0.96
Canceled	(316,000)	0.96
December 31, 2001	1,789,000	$ 2.03
Balance exercisable at December 31, 2001	1,689,000	$ 2.11

At December 31, 2001, the range of exercise prices and the weighted-average remaining contractual life of outstanding warrants was $0.50 to $3.75 and 3 years, respectively.

(5) Cumulative Convertible Preferred Stock

NTN has authorized 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. The only series currently designated are a series of 5,000,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and a series of 85,000 shares of Series B Preferred Stock.

Series A

At December 31, 2001 and 2000, there were 161,000 shares of Series A Preferred Stock issued and outstanding. The Series A Preferred Stock provides for a cumulative annual dividend of 10 cents per share, payable in semi-annual installments in June and December. Dividends may be paid in cash or with shares of Common stock. In 2001, 2000 and 1999, NTN issued approximately 24,000, 10,000 and 13,000 common shares, respectively, for payment of dividends. At December 31, 2001, the cumulative unpaid dividends for the Series A Preferred Stock was approximately $1,300.

The Series A Preferred Stock has no voting rights and has a $1.00 per share liquidation preference over Common stock. The registered holder has the right at any time to convert shares of Series A Preferred Stock into that number of shares of NTN Common stock that equals the number of shares of Series A Preferred Stock that are surrendered for conversion divided by the conversion rate. The conversion rate is subject to adjustment in certain events and is established at the time of each conversion. During 2001, 2000 and 1999, there were no conversions. There are no mandatory conversion terms or dates associated with the Series A Preferred Stock.

Series B

In October 1997, NTN sold and issued 35,000 shares of Series B Preferred Stock each to two institutional purchasers ("the Investors") for a total of $7,000,000. As of October 5, 1998, 14,000 shares of the Series B Preferred Stock (plus accrued dividends) had been converted into 2,430,000 shares of Common stock of NTN, leaving 56,000 shares of the Series B Preferred Stock outstanding. On October 5, 1998, NTN entered into an Exchange Agreement with the Investors pursuant to which they agreed to surrender for cancellation their remaining shares of Series B Preferred Stock in exchange for warrants and 7% senior subordinated convertible notes (see Note 9). The convertible notes were issued January 11, 1999. The Series B Preferred Stock was retired in June 1999.

Settlement Warrants

The results for year ended December 31, 2000 include the reclassification of an accrued liability of approximately $1,793,000 to additional paid-in capital for a potential redemption obligation, relating to warrants issued in connection with the settlement of litigation in 1996 (Settlement Warrants), which expired in February 2000. The Settlement Warrants entitled the holder of a Settlement Warrant to purchase a share of Common Stock at a price of $0.96 during the period ending February 18, 2001. During the period from February 18, 2000 to February 18, 2001, the holders of the Settlement Warrants were to have the right to cause the Company to redeem the Settlement Warrants for a redemption price of $3.25 per Warrant (the "Put Right"); however, this Put Right expired by its terms on February 17, 2000 when the closing price per share of the Company's Common Stock on the American Stock Exchange reached $4.22 or above for the seventh trading day since the Settlement Warrants were issued. The Company has no further obligation to redeem or repurchase the Settlement Warrants.

(6) Retirement and Savings Plans

During 1994, NTN established a defined contribution plan which is organized under Section 401(k) of the Internal Revenue Code, which allows employees who have completed at least one month of service and have reached age 21 to defer up to 20% of their pay on a pre-tax basis. NTN at its discretion may contribute to the plan. For the years ended December 31, 2001, 2000 and 1999, we made no such contributions.

(7) Income Taxes

For each of the years ended December 31, 2001, 2000 and 1999, there was no provision for current or deferred income taxes. The components that comprise deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
NOL carryforwards	$ 21,522,000	$ 19,710,000
Legal and litigation accruals	18,000	20,000
Allowance for doubtful accounts	176,000	324,000
Compensation and vacation accrual	115,000	141,000
Operating accruals	65,000	160,000
Allowance for equipment obsolescence	36,000	—
Deferred revenue	720,000	1,838,000
Research and experimentation credit	199,000	221,000
Amortization	104,000	111,000
Charitable contributions	3,000	7,000
Total gross deferred tax assets	22,958,000	22,532,000
Valuation allowance	(21,675,000)	(22,445,000)
Deferred tax assets	1,283,000	87,000
Deferred tax liabilities:		
Capitalized software	235,000	—
Depreciation	1,048,000	87,000
Total deferred liabilities	1,283,000	87,000
Net deferred taxes	$ —	$ —

The reconciliation of computed expected income taxes to effective income taxes by applying the federal statutory rate of 34% is as follows:

	2001	2000	1999
Tax at federal income tax rate	$ (1,272,000)	$ (3,260,000)	$ (849,000)
State taxes net of federal benefit	(224,000)	(575,000)	(150,000)
Settlement warrants and SFAS 123 charges	47,000	274,000	99,000
Change in valuation allowance	(770,000)	2,531,000	(789,000)
Expiration and adjustments of net operating loss carryforwards	1,848,000	952,000	1,384,000
Other	371,000	78,000	305,000
	$ —	$ —	$ —

The net change in the total valuation allowance for the year ended December 31, 2001 was an decrease of $770,000. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of $2,531,000, and a decrease of $789,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections for the taxable income for the future, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, NTN has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

At December 31, 2001, the Company has available net operating loss carryforwards of approximately $61,406,000 for federal income tax purposes, which will begin to expire in 2002. The net operating loss carryforwards for state purposes, which will begin to expire in 2002, are approximately $10,731,000.

(8) Commitments and Contingencies

Operating Leases

NTN leases office and production facilities and equipment under agreements which expire at various dates. Certain leases contain renewal provisions and generally require NTN to pay utilities, insurance, taxes and other operating expenses. Additionally, NTN entered into lease agreements for certain equipment used in broadcast operations and the corporate computer network. Any deferred gains on sale and leaseback transactions were amortized over the three-year lease terms. Each lease provides an option to NTN to repurchase the equipment at the estimated fair market value at the end of the lease term. All sale and leaseback transactions were terminated during 1999 at which time the equipment was purchased. Lease expense under operating leases totaled $656,000, $475,000 and $1,007,000, in 2001, 2000 and 1999, respectively, net of sublease income of $228,000, $149,000 and $157,000 in 2001, 2000 and 1999, respectively.

Future minimum lease obligations under noncancelable operating leases, net of contractual sublease payments, at December 31, 2001 are as follows:

Year Ending	Lease Payment	Sublease Payments	Net
2002	$ 550,000	$ 246,000	$ 304,000
2003	567,000	162,000	405,000
2004	586,000	78,000	508,000
2005	554,000	23,000	531,000
2006	271,000	—	271,000
Total	$ 2,528,000	$ 509,000	$ 2,019,000

Capital Leases

NTN leases certain equipment under capital leases. Future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2001 are as follows:

Year Ending	Total
2002	$ 217,000
2003	112,000
2004	5,000
2005	5,000
2006	3,000
Total minimum lease payments	342,000
Less: Amount representing interest ranging from 10.7% to 23.7%	(64,000)
Present value of net minimum lease payments	278,000
Less current portion	(168,000)
Long term portion	$ 110,000

Property held under capital leases is as follows:

	2001	2000
Equipment	$ 3,064,000	$ 2,871,000
Accumulated amortization	(2,442,000)	(1,594,000)
	$ 622,000	$ 1,277,000

(9) Debt

Revolving Line Of Credit

NTN has an agreement with Coast Business Credit for a revolving line of credit, which was amended in May 2001. The line of credit provides for borrowings not to exceed the lesser of a designated maximum amount or three times trailing monthly collections or three times annualized trailing adjusted EBITDA. The maximum line of credit was gradually reduced from $4,000,000 at April 1, 2001 to $2,750,000 at December 31, 2001. Interest is charged on the outstanding balance at a rate equal to the prime rate plus 1.5% per annum (effective rate of interest is 9.0% at December 31, 2001), but cannot be less than 9% per annum. The line of credit is secured by substantially all of NTN's assets. Total loan fees of $120,000 are payable in three annual installments and are being amortized over the life of the loan. The unused portion on the line of credit at December 31, 2001 was $271,000.

On February 25, 2002, NTN signed the Fourth Amendment to the Loan and Security Agreement with Coast. This amendment extended the maturity date on the line of credit to June 30, 2003. The amendment calls for three separate $250,000 reductions in the maximum borrowing amount under the line on June 30, 2002 (from $2.75 million to $2.5 million), on January 31, 2003 (from $2.5 million to $2.25 million), and on March 31, 2003 (from $2.25 million to $2 million).

The amendment also deleted the minimum tangible effective net worth covenant and added two new cash flow oriented covenants; a senior debt to EBITDA ratio test and a debt service coverage ratio test. NTN agreed to pay Coast a renewal fee of $40,000 on July 1, 2002 in association with this amendment. There were no changes to the interest rate in this amendment.

As the Company has refinanced the revolving line of credit, and has met the criteria of Statement of Accounting Standard No. 6, Classification of Short-Term Obligations Expected to be Refinanced, it has been classified as noncurrent in the consolidated balance sheet.

8% Senior Subordinated Convertible Notes

In 1999, NTN reacquired the Series B Preferred Stock in exchange for convertible notes and warrants. The convertible notes, with a face value of $5,913,000, were issued January 11, 1999 and bear interest at the annual rate of 7% per annum. Interest is due and payable in quarterly installments, in arrears, and the entire principal amount was due and payable on February 1, 2001. Interest on the convertible notes may be paid in cash or, at NTN's election, in shares of its common stock valued for this purpose at 90% of the average closing bid price of the common stock during the 10 trading days preceding the interest payment date.

At any time after a period of 20 consecutive trading days during which the daily "Market Price" (as defined in the Exchange Agreement) of the common stock equals or exceeds $1.75 (subject to adjustment), NTN may elect upon 45 days prior written notice to prepay all or any portion of the convertible notes at a price of 105% of the outstanding principal amount, plus accrued and unpaid interest. The convertible notes will continue to be convertible, however, at any time prior to prepayment in full. The convertible notes must be prepaid in connection with a merger or consolidation of NTN or other "Major Transaction" (as defined in the Exchange Agreement) if the consideration per share of common stock in the Major Transaction is at least $1.50. In such event, the prepayment price will be 105% of the outstanding principal amount of the convertible notes, plus accrued and unpaid interest.

The holders of the convertible notes may convert them at any time, in whole or in part, at their option. The number of shares of common stock issuable upon conversion of each convertible note will be determined by dividing the outstanding principal amount to be converted, plus any accrued and unpaid interest, by the conversion price then in effect. The conversion price will be $1.275 per share, subject to adjustment if certain events, including stock dividends or subdivisions or reclassifications of the common stock or any sale or issuance of common stock (or of rights or options to subscribe for or purchase common stock) for no consideration or for a consideration per share less than the "Average Market Price" (as defined in the Exchange Agreement) of the common Stock. The actual number of shares of common Stock issuable upon any conversion of the convertible notes will depend on the conversion price in effect on the relevant conversion date. On November 20, 1999, $1,000,000 of principal plus accrued interest was converted into approximately 793,000 shares of common Stock. On March 16 and July 13, 2000, $200,000 and $717,000, respectively, of principal plus accrued interest was converted into approximately 159,000 and 560,000 share of common stock, respectively. An additional $22,000 and $45,000 of interest expense in 2000 and 1999, respectively, related to the unamortized discount on the converted notes was recognized upon conversion of the principal.

The convertible notes are subordinate in right of payment to the prior payment of all "Senior Debt" (as defined in the Exchange Agreement). NTN is restricted under the terms of the convertible notes from incurring any Senior Debt in excess of $10,000,000 or any other indebtedness (except senior debt and "subordinated debt" (as defined in the Exchange Agreement)) in excess of $2,000,000 at any time.

NTN will be in default under the convertible notes if it fails to pay any principal or interest on the convertible notes when due, and in certain other events, including in the event of a material adverse change in the condition, financial or otherwise, or operations of NTN as determined by the holders of the convertible notes in their discretion. If NTN defaults under the convertible notes, in the discretion of the holders of the convertible notes, the entire outstanding principal amount of the convertible notes and all accrued and unpaid interest will become immediately due and payable in full.

On October 5, 1998, in consideration for their entering into the Exchange Agreement, NTN issued to each of the Investors a warrant to purchase 500,000 shares of common stock at an initial purchase price of $1.25 per share. The exercise price was subject to adjustment based on future changes in the price of the common stock. The warrants were exercisable at any time on or before February 1, 2001.

The warrants contain certain antidilution provisions that require adjustments. The warrants were exercised on March 24, 2000 in a cashless exercise at a purchase price of $0.005 as the daily Market Price on each day during any 10 consecutive trading days was equal to or greater than $4.00. Upon exercise of the warrants, 999,096 shares of common stock were issued.

An allocation has been made between the convertible notes and the warrants based on the relative fair values of the securities at the time of issuance. A discount of approximately $464,000 has been recorded against the convertible notes due to the allocation. As a result of this allocation, NTN is recording interest expense, at an effective interest rate of 11% per year, throughout the term of the convertible notes, which began in the first quarter of 1999. Interest expense of approximately $14,000 and $195,000 has been accreted for the years ended December 31, 2001 and 2000, respectively.

In January 2001, NTN reached agreement with the holders of the convertible notes to extend the maturity date of the aggregate $4 million face value in promissory notes from February 1, 2001 to February 1, 2003. The promissory notes remain convertible at $1.275 per share, but the terms were modified to reduce the interest rate from 7% to 4% and to permit NTN to convert up to the full principal amount of the promissory notes into NTN common stock at maturity at a conversion price of $1.275 per share. In addition, if NTN's common stock closes above $2.50 for more than 20 consecutive trading days, NTN can force conversion of the promissory notes at $1.275 per share.

In December 2001, NTN reached an agreement with the holders of the convertible notes to convert $2 million of the outstanding convertible notes payable into approximately 1,639,000 of common stock at $1.22 per share and increase the interest rate on the remaining notes payable to 8%. Upon conversion of the principal, debt conversion costs of approximately $189,000 were recorded.

The balance of the convertible notes plus accreted interest at December 31, 2001 is $1,958,000.

A registration statement on Form S-3 covering 4,637,516 shares of common Stock, some or all of which may be issuable upon conversion of the convertible notes, was declared effective by the Securities and Exchange Commission on January 8, 1999.

Note Payable

In April 1999, we purchased Internet Stations equipment and game licenses for $400,000 from Sikander, Inc. We issued a promissory note to Sikander, Inc. for $360,000 along with a $40,000 cash payment. In December 1999, the payment provisions were revised including issuance of a replacement promissory note for $178,000. No payments were made after March 31, 2000 on the promissory note. In June 2000, we commenced litigation against Sikander, Inc. and related defendants. As of December 31, 2000, the note balance was approximately $171,000 including accrued interest. We reached an agreement with Sikander, Inc. on March 31, 2001 to settle the balance of the promissory note and accrued interest for $25,000. The results of operations for the year ended December 31, 2001 include an elimination of the balance of the promissory note and accrued interest totaling $146,000, which is presented as other income in the statement of operations.

(10) Contingent Liability

Our Canadian licensee is currently in discussions with the Canada Customs and Revenue Agency regarding a liability relating to withholding tax on certain amounts previously paid to NTN by the Canadian licensee. Our licensee has been assessed approximately $649,000 Canadian dollars (equivalent to approximately $408,000 U.S. dollars as of December 31, 2001) by Canada Customs and

Revenue Agency, but is in the process of appealing the assessment. If the appeal is unsuccessful, it is unclear as to what, if any, liability NTN might have in this matter.

(11) Strategic Partnership and Investment in Buzztime

On June 8, 2001, Buzztime entered into a development, license and marketing agreement (the "Marketing Agreement") with Scientific-Atlanta, Inc. ("S-A") to co-develop an application to enable the operation of a Buzztime interactive trivia game show channel on S-A's Explorer digital interactive set-top network, for distribution by cable operators to their subscribers. Buzztime will be responsible for the trivia game channel content including ongoing programming and player promotions. The channel will derive revenue from cable operator license fees, premium subscription fees and advertising revenue. Under the Marketing Agreement, Buzztime and S-A have predetermined commission arrangements based on sales and support of Buzztime's products to the cable system operators.

In connection with the Marketing Agreement, Scientific-Atlanta Strategic Investments, L.L.C., a Delaware limited liability company and affiliate of S-A, invested $1.0 million in Buzztime for 636,943 shares of Buzztime's Series A Convertible Preferred Stock, representing 6% of Buzztime's common shares outstanding on an as-converted basis, and warrants to obtain an additional 159,236 shares of Series A Convertible Preferred Stock (the "S-A Warrants"). Each share of preferred stock is convertible into one share of Buzztime's common stock, subject to future adjustment, and entitled to a non-cumulative dividend of 8%, if, when and as declared by Buzztime's board of directors. The $1.0 million investment may only be used towards development of the application for S-A and fulfillment of Buzztime's obligations under Marketing Agreement, which are currently Buzztime's primary focus.

NTN granted S-A the right to exchange its shares of Buzztime's preferred stock into shares of NTN common stock upon the earlier of (i) Buzztime is unable to obtain additional equity financing of $2.0 million before June 8, 2002, (ii) the liquidation, dissolution or bankruptcy of Buzztime before June 8, 2002, (iii) the failure of Buzztime to conduct a qualified public offering by June 8, 2004, or (iv) a change in control of Buzztime before June 8, 2002. The exchange price will be the 20-day average closing price of NTN's common stock immediately preceding the date S-A gives notice of its intent to exercise its rights.

The exercise price of the S-A warrants is $1.57 per share. The warrants vest in 10% increments as cable system operators sign on for the Buzztime game show channel. No compensation expense has been recorded for the year ended December 31, 2001 as the warrants vesting provisions are contingent upon specified performance-based conditions and the low end of the range of the aggregate fair value of the warrants is zero as of December 31, 2001.

(12) Minority Interest Accounting

NTN retained majority ownership of Buzztime and, as a result, will continue to consolidate Buzztime's operations in its financial statements. No gain or loss was recorded by NTN on this sale of Buzztime's shares in accordance with Staff Accounting Bulletin Topic 5h - Miscellaneous Accounting, "Accounting for Sales of Stock in a Subsidiary", as the realization of the gain is not assured given Buzztime's history of losses from operations, net operating loss carryforwards, which are generally not available to offset capital gains, and the start-up nature of Buzztime's products designed for the interactive television market. In addition, the ongoing business relationship with S-A through the Marketing Agreement and restrictions placed on the use of proceeds were additional factors considered in accounting for the sale of Buzztime's shares. As a result, the investment was reflected as a capital transaction.

The investment in Buzztime is presented as a minority interest in consolidated subsidiary on NTN's consolidated balance sheet. The minority interest balance of $855,000, is comprised of the S-A investment, reduced by $60,000 of issuance costs, and by S-A's share of Buzztime's net loss in the amount of $85,000 for the year ended December 31, 2001.

(13) Legal Actions

In February 1998, an action entitled Dorman vs. NTN Communications, Inc. was filed in the Superior Court of San Diego County for the State of California alleging a fraud and negligent misrepresentation claim based upon purported omissions from our filings with the Securities and Exchange Commission. In March 1999, the court granted our motion for summary judgment in the Dorman matter and, on May 13, 1999, denied plaintiff's motion for new trial. On August 20, 1999, plaintiffs filed an appeal of the summary judgment in the Fourth Appellate District of the Court of Appeals for the State of California. The Court of Appeals reversed the Superior Court's decision and sent the case back to the Superior Court. On May 3 and 4, 2001, the parties participated in a mediation with a court-appointed mediator during which the parties reached an agreement to settle the litigation. Pursuant to the settlement, we paid to Dorman the sum of $42,000, which was fully covered by insurance.

We have been involved as a plaintiff or defendant in various previously reported lawsuits in both the United States and Canada involving Interactive Network, Inc. ("IN"). With the court's assistance, NTN and IN reached a resolution of all pending disputes in the United States and agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties. There remain two lawsuits involving us, our unaffiliated Canadian licensee and IN, which were filed in Canada in 1992. The litigation involves licensing and patent infringement issues. These actions affect only our Canadian operations and our Canadian licensee and do not extend to our operations in the United States or elsewhere. In January 2002, plaintiffs submitted a request to the Federal Court of Canada, Trial Division, in accordance with the Court-ordered deadline, for assignment of a pre-trial conference date in May 2002. The request is currently pending with the Court. Although they cannot be estimated with certainty, any damages NTN might incur are not expected to be material.

On February 22, 2002, a shareholder class action and derivative complaint was filed in San Diego County Superior Court for the State of California by Steven M. Mizel on behalf of himself and all NTN shareholders naming Robert M. Bennett, Esther L. Rodriguez, Barry Bergsman, Stanley B. Kinsey, Gary H. Arlen, Vincent A. Carrino and James B. Frakes as defendants with NTN Communications as nominal defendant. The Mizel action alleges breach of fiduciary duty by defendants in connection with NTN's rejection of a proposal by a corporation to purchase all of the outstanding shares of NTN common stock, as announced publicly on February 21, 2002. Plaintiffs request the court issue an injunction requiring defendants to fully and fairly negotiate the highest possible offer to purchase NTN, award attorney's fees, and grant such other relief as the court may find just and proper. We believe this action is without merit and we intend to vigorously contest this action.

There can be no assurance that the foregoing claims will be decided in our favor. We are not insured against all claims made. During the pendency of such claims, we will continue to incur the costs of defense. Other than set forth above, there is no material litigation pending or threatened against us.

(14) Management Reorganization

On March 5, 1997, NTN announced a reorganization of its executive management personnel in which Patrick J. Downs resigned as Chief Executive Officer and Chairman of the Board and Daniel C. Downs resigned as President. In addition, three other officers resigned or were terminated in connection with the reorganization ("Reorganization"). NTN entered into separate agreements ("Agreements") with each of the former officers setting out the terms on which their existing employment contracts with NTN would be settled. In compliance with the Agreements, NTN was to continue to pay the former officers their current annual salaries and other benefits for the remaining terms of their employment agreements with NTN, which were to expire on or before December 31, 1999.

In March 1998, NTN and three of the former officers agreed to an amendment of the Agreements. The Agreements were modified to extend the payment term an additional year to December 31, 2000 and provided for reductions of amounts to be paid in 1998 and 1999 totaling $272,000 and $355,000, respectively. All payments under the agreements have been paid in full at December 31, 2000. Interest expense totaling $34,000 and $56,000 was incurred in 2000, and 1999, respectively, related to the Agreements.

(15) Related Party

On May 8, 2001, we entered in an Advertising Sales Representative Agreement with Baron Enterprises, Inc. ("Baron"), a corporation wholly-owned and operated by Barry Bergsman, a member of our board of directors, pursuant to which Baron will provide advertising sales representation services to us under the direction of the NTN Network's president and chief operating officer. For Baron's services under the Advertising Sales Representative Agreement, we granted Baron a three-year warrant to purchase 20,000 shares of NTN common stock at an exercise price of $0.50 per share. The warrant vests and becomes exercisable as to 1/12 of the total shares on the last business day of each of the twelve months commencing April 2001, subject to Baron continuing to provide services to us. In addition, Baron will receive a commission in the amount of 35% of net advertising revenues received by the NTN Network from any advertising contract solicited by Baron. We will pay to Baron a monthly recoverable cash advance against commissions to be earned in the amount of $5,000 per month, not to exceed an aggregate of $60,000 per year. The Advertising Sales Representative Agreement expires on April 1, 2002.

(16) Segment Information

NTN's operations are to develop and distribute interactive entertainment. NTN's reportable segments have been determined based on the nature of the services offered to customers, which include, but are not limited to, revenue from the NTN Network and Buzztime divisions. NTN Network revenue is generated primarily from broadcasting content to customer locations through two interactive television networks. NTN Network revenues comprise 99% of NTN's total revenue. Revenue from Buzztime is primarily generated from the distribution of its digital trivia game show content and "Play-Along" sports games as well as revenue related to production services for third parties and also includes fees generated from the America Online contract that expired in November 1999. Included in the operating loss and depreciation and amortization for both the NTN Network and Buzztime is an allocation of corporate expenses, while the related corporate assets are not allocated to the segments. The following tables set forth certain information regarding NTN's segments and other operations:

	2001	2000	1999
Revenues:			
NTN Network	$ 22,382,000	$ 21,406,000	$ 22,250,000
Buzztime	159,000	540,000	983,000
IWN	—	—	302,000
Other	18,000	102,000	213,000
Total Revenues	$ 22,559,000	$ 22,048,000	$ 23,748,000
Operating Income (Loss):			
NTN Network	$ 372,000	$ (2,162,000)	$ (1,446,000)
Buzztime	(3,306,000)	(6,039,000)	(2,305,000)
IWN	—	—	(50,000)
Total Operating Loss	$ (2,934,000)	$ (8,201,000)	$ (3,801,000)
Total Assets:			
NTN Network	$ 8,849,000	$ 14,012,000	$ 12,547,000
Buzztime	1,395,000	1,776,000	230,000
IWN	—	—	118,000
Corporate	3,136,000	3,034,000	4,392,000
Total Assets	$ 13,380,000	$ 18,822,000	$ 17,287,000
Capital Expenditures and Software Development Costs:			
NTN Network	$ 861,000	$ 5,138,000	$ 5,174,000
Buzztime	300,000	2,623,000	—
Corporate	110,000	984,000	1,640,000
Total Capital Expenditures and Software Development Costs	$ 1,271,000	$ 8,745,000	$ 6,814,000
Depreciation and Amortization:			
NTN Network	$ 4,242,000	$ 5,668,000	$ 5,478,000
Buzztime	766,000	628,000	1,065,000
IWN	—	—	14,000
Total Depreciation and Amortization	$ 5,008,000	$ 6,296,000	$ 6,557,000

Selected Quarterly Financial Information (Unaudited)

The fourth quarter of 2001 reflects debt conversions costs of approximately $189,000 due to the conversion of $2.0 million of principal on the convertible notes payable into common stock.

	Three-Month Period Ended				
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	Total 2001
Total revenue	$ 5,285	$ 5,350	$ 5,664	$ 6,260	$ 22,559
Total operating expenses	6,812	6,077	6,185	6,419	25,493
Operating loss	(1,527)	(727)	(521)	(159)	(2,934)
Other income (expense), net	(51)	(222)	(251)	(283)	(807)
Net loss before income taxes and minority interest in loss of consolidated subsidiary	(1,578)	(949)	(772)	(442)	(3,741)
Minority interest in loss of consolidated subsidiary	—	—	40	45	85
Net loss	$ (1,578)	$ (949)	$ (732)	$ (397)	$ (3,656)
Per share amounts:					
Net loss	$ (.04)	$ (.03)	$ (.02)	$ (0.01)	$ (.10)
Weighted-average shares outstanding	36,335	36,660	36,775	37,239	36,755

The fourth quarter of 2000 reflects impairment charges of $1,362,000 due to the write-off of certain web development costs of the Internet web site, Buzztime.com, and Internet game stations equipment, license and related goodwill.

	Three-Month Period Ended				
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	Total 2000
Total revenue	$ 5,441	$ 5,225	$ 5,613	$ 5,769	$ 22,048
Total operating expenses	7,702	7,832	6,735	7,980	30,249
Operating loss	(2,261)	(2,607)	(1,122)	(2,211)	(8,201)
Other income (expense), net	(158)	(213)	(260)	(309)	(940)
Net loss before income taxes and cumulative effect of accounting change	(2,419)	(2,820)	(1,382)	(2,520)	(9,141)
Cumulative effect of accounting change	(448)	—	—	—	(448)
Net loss	$ (2,867)	$ (2,820)	$ (1,382)	$ (2,520)	$ (9,589)
Per share amounts:					
Loss before cumulative effect of accounting change	$ (.08)	$ (.09)	$ (.04)	$ (.07)	$ (.28)
Cumulative effect of accounting change	(.01)	—	—	—	(.01)
Net loss	$ (.09)	$ (.09)	$ (.04)	$ (0.07)	$ (.29)
Weighted-average shares outstanding	30,500	33,061	34,237	35,328	33,206

SCHEDULE II
NTN COMMUNICATIONS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000 and 1999

Allowance for Doubtful Accounts	Balance at Beginning	Additions Charged to Expense	Deductions(a)	Balance at End of Period
2001	$ 811,000	767,000	1,138,000	$ 440,000
2000	$ 2,148,000	442,000	1,779,000	$ 811,000
1999	$ 1,720,000	746,000	318,000	$ 2,148,000

(a) Reflects trade accounts receivable written off during the year, net of amounts recovered.

See accompanying independent auditors' report.

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	—	Amended and Restated Certificate of Incorporation of the Company, as amended(5)
3.2	—	Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock(9)
3.3	—	Certificate of Amendment to Restated Certificate of Incorporation of the Company, dated March 22, 2000(10)
3.4	—	Certificate of Amendment to Restated Certificate of Incorporation of the Company, dated March 24, 2000(10)
3.5	—	By-laws of the Company(2)
4.1	—	Specimen Common Stock Certificate(14)
4.2	—	Securities Purchase Agreement, dated November 14, 2000, by and among NTN Communications, Inc. and the Buyers, as defined therein(12)
4.3	—	Registration Rights Agreement, dated November 14, 2000, by and among NTN Communications, Inc. and the Buyers, as defined therein(12)
4.4	—	First Amendment to Securities Purchase Agreement, dated January 26, 2001, by and among NTN Communications, Inc. and the Buyers, as defined therein.(13)
4.5	—	Form of Amended and Restated Common Stock Purchase Warrants of NTN Communications, Inc., dated January 26, 2001(13)
4.6*	—	Stock Option Agreement, dated October 7, 1998, by and between NTN Communications, Inc. and Stanley B. Kinsey(6)
4.7*	—	Stock Option Agreement, dated October 7, 1999, by and between NTN Communications, Inc. and Stanley B. Kinsey(8)
4.8*	—	Stock Option Agreement, dated January 26, 2001, by and between NTN Communications, Inc. and Stanley B. Kinsey(16)
10.1	—	License Agreement with NTN Canada(3)
10.2*	—	Employment Agreement, dated October 7, 1998, by and between NTN Communications, Inc. and Stanley B. Kinsey(6)
10.3	—	Loan and Security Agreement, dated August 6, 1999, by and between NTN Communications, Inc. and Coast Business Credit, a division of Southern Pacific Bank.(7)
10.4	—	First Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (7)
10.5	—	Second Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (16)
10.6	—	Third Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit (16)
10.7	—	Fourth Amendment to Loan and Security Agreement, by and between NTN Communications, Inc. and Coast Business Credit(1)
10.8	—	Manufacturing Agreement, dated November 25, 1997, by and between NTN Communications, Inc. and Climax Technology Co., Ltd. (11)
10.9	—	Office Lease, dated July 17, 2000, between Prentiss Properties Acquisition Partners, L.P. and NTN Communications, Inc. (15)
21.1	—	Subsidiaries of Registrant (1)
23.1	—	Consent of KPMG LLP(1)

* Management Contract or Compensatory Plan.

(1) Filed herewith.

(2) Previously filed as an exhibit to NTN's registration statement on Form S-8, File No. 33-75732, and incorporated by reference.

(3) Previously filed as an exhibit to NTN's report on Form 10-K for the year ended December 31, 1990, and incorporated by reference.

(4) Previously filed as an exhibit to NTN's report on Form 10-K for the year ended December 31, 1994, and incorporated by reference.

(5) Previously filed as an exhibit to NTN's registration statement on Form S-3, File No. 333-69383, filed on December 28, 1998, and incorporated by reference.

(6) Previously filed as an exhibit to NTN's report on Form 10-K dated December 31, 1998 and incorporated by reference.

(7) Previously filed as an exhibit to NTN's report on Form 10-Q dated September 30, 1999 and incorporated herein by reference.

(8) Previously filed as an exhibit to NTN's report on Form 10-Q dated September 31, 1999 and incorporated herein by reference.

(9) Previously filed as an exhibit to NTN's report on Form 8-K dated November 7, 1997 and incorporated herein by reference.

(10) Previously filed as an exhibit to NTN's report on Form 10-K/A filed on April 5, 2000 and incorporated herein by reference.

(11) Previously filed as an exhibit to NTN's report on Form 10-K/A dated March 5, 2001 and incorporated herein by reference.

(12) Previously filed as an exhibit to NTN's registration statement on Form S-3, filed on December 11, 2000, and incorporated by reference.

(13) Previously filed as an exhibit to NTN's registration statement on Form S-3/A, filed on March 5, 2001, and incorporated by reference.

(14) Previously filed as an exhibit to NTN's registration statement on Form 8-A, File No. 0-19383, and incorporated by reference.

(15) Previously filed as an exhibit to NTN's report on Form 10-K dated December 31, 2000 and incorporated by reference.

(16) Previously filed as an exhibit to NTN's report on Form 10-Q dated March 31, 2001 and incorporated by reference.

(b) Reports on Form 8-K.

On December 14, 2001, we filed a Current Report on Form 8-K (event date December 11, 2001) to report under Item 5 (Other Events) the conversion by the holders of our 7% convertible senior subordinated notes of $2.0 million of the outstanding $4.0 million principal amount into 1,639,344 shares of the Company's common stock. We also reported the interest rate on the remaining outstanding principal of the notes was increased from 4% to 8%.



This is a very exciting time for the NTN Network®. The operating results for the Division were significantly improved in 2001 as we spent the past year focusing on our core entertainment product and streamlining our operations. Despite a sluggish economy and the tragic events of last September, we were able to achieve excellent results on all key benchmarks. These include an increase in Division revenue, a solid improvement in new site sales, a record reduction in the percentage of sites canceling service, and a reduction in operating costs through the optimization of the Division infrastructure. As a result, we posted strong improvements in our net income position and record cash flow. And, during this period of change, more people played NTN games than ever before.

With this exciting turnaround in our core business, 2002 becomes the year we embark on an evolution from being the market leader in interactive entertainment to a company that is the leading provider of integrated Interactive Communications and Entertainment services—what we call I.C.E.™—to the out-of-home industry.

Focusing on a set of integrated, "front-of-house" products to the hospitality industry is the first step in achieving our mission.

Initially, we will maintain growth initiatives in our core business, the entertainment group, as we continue to upgrade our infrastructure, technology, programming and invest in marketing and promotion to provide an unsurpassed experience to our loyal player base of over 1.1 million, and to millions more casual players who make NTN partner locations their entertainment destination of choice to play our interactive games.

However, we also believe that tremendous synergies exist in leveraging our installed base of over 3,600 North American locations to offer additional products and services with the goal to increase profitability for our subscribers. The recent acquisition of ZOOM Communications, one of the leading providers of innovative wireless guest and server paging products as well as stored-value gift and loyalty cards, is just one example of our push to integrate complimentary business concepts to expand both our customer base, and the products and services we offer.

In addition, as wireless communications technology becomes both ubiquitous and increasingly cost-effective, we are poised to take full advantage of the benefits provided by these emerging technologies through specific application to our industry. We are currently evaluating a number of platforms in this new and exciting area that we believe will provide solid growth opportunities for the Division through further integration into our network.

And with all this happening on the commercial side, it's important not to overlook the unique opportunities available as we grow our advertising business. With traditional media becoming more fragmented and today's consumer increasingly difficult to reach, advertisers are looking for a more direct and integrated solution to achieve their marketing objectives. With a suite of interactive marketing tools, including targeted advertising, *Advergaming* elements and our *Omni*Poll™ proprietary interactive research program, advertisers now have an end-to-end marketing solution to reach the out-of-home consumer. This was evidenced last year when the Dodge Division of Daimler-Chrysler became the largest single advertiser outside the wine, beer, and spirits industry to use the Network as part of the launch of their 2002 Dodge Ram. Clearly, we look to the advertising segment as a strong growth opportunity going forward.

For the past 18 years, we've provided a unique and engaging entertainment vehicle that has stood the test of time and has yet to be duplicated. As we augment this enviable position with relevant products and services, we can begin to expand the orbit of NTN as a full-service solutions provider by offering ever-increasing levels of value to our customers, and with it, greater opportunities for profitability and shareholder value.

Mark deGorter
President and Chief Operating Officer, NTN Network



Buzztime Entertainment, Inc. is a leading developer and distributor of live interactive television entertainment programming. Our primary product is the BUZZTIME™ channel, the only 24-hour interactive entertainment broadcast created exclusively for television audiences. It features six channels of play-along trivia games for players of all interests and ability levels with real-time competition and rankings among households. In 2001, we made tangible progress in product development and distribution of BUZZTIME and we have recently begun deployment of BUZZTIME into U.S. digital cable homes.

During the past year, through a strategic investment relationship with Scientific-Atlanta, we developed the BUZZTIME channel to be compatible with millions of digital set-top boxes that are in cable homes today. This was a major milestone in that BUZZTIME can now be installed in Scientific-Atlanta digital cable systems without costly technology upgrades such as the installation of interactive television middleware—a viable early-to-market advantage. In addition, we signed our first licensee partner, Susquehanna Communications of York, Pennsylvania, who will serve as our technical beta and commercial partner.

In this initial rollout, we are implementing our cross-promotional campaign between the NTN Network® and the in-home cable subscribers. We are hopeful that the result of our promotions will lead to not only greater awareness of both BUZZTIME and the NTN Network, but greater consumer demand for our trivia games in both venues. We will capture all marketing and usage data to serve as a sales tool with the major cable companies, including AOL Time-Warner, Cox Communications, Charter and others.

Our business model is built on leveraging our extensive interactive television content library to create long-term licensing relationships with as many cable systems as possible. Our success will depend upon successfully demonstrating the unique and timely value of the BUZZTIME channel to the large cable companies that control the majority of the cable subscribers. We are confident in our ability to do just that in the coming year.

V. Tyrone Lam
President, Buzztime Entertainment, Inc.

CORPORATE DIRECTORY

Board of Directors

Stanley B. Kinsey
Chairman of the Board, Director and Chief Executive Officer, NTN Communications, Inc.

Gary Arlen
President, Arlen Communications, Inc.

Robert M. Bennett
Chairman of the Board, Bennett Productions, Inc.

Barry Bersman
President, Baron Enterprises, Inc.

Vincent A. Carrino
Founder and President Brookhaven Capital Management, LLC

Robert B. Clasen
Chairman and Chief Executive Officer, [illegible]otcam, Inc.

Michael Fleming
Chairman and Chief Executive Officer, Fleming Media Group

Esther Rodriguez
Chief Executive Officer, Rodriguez Consulting Group

Corporate Officers

Stanley B. Kinsey
Chief Executive Officer

Mark deGorter
President and Chief Operating Officer, NTN Network

James B. Frakes
Chief Financial Officer

V. Tyrone Lam
President, Buzztime Entertainment, Inc.

Independent Certified Public Accountants

KPMG LLP
750 B Street
San Diego, California 92101

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Corporate Counsel

O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071

Executive Offices

NTN Communications, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008-8830
Tel: 760.438.7400
Fax: 760.438.7470

For More Information

Investor Relations Manager
760.438.7400
investor@ntn.com

AMERICAN STOCK EXCHANGE Equities Options ETFs

Listed on The American Stock Exchange®
Symbol: NTN

Annual Meeting

The 2002 Annual Meeting of NTN shareholders will be held at 10:00 am on May 31, 2002 at:

Grand Pacific Palisades Resort
5805 Armada Drive
Carlsbad, California 92008

Owners of common stock as of April 1, 2002, the record date of the meeting, will be eligible to vote on matters brought before the meeting.